Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and between

ARKEMA

and

ASHLAND LLC

Dated as of August 30, 2021

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(continued)

Page

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(continued)

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Exhibits

EXHIBIT A	FORM OF LOCAL TRANSFER AGREEMENT AND UK LOCAL TRANSFER AGREEMENT
EXHIBIT B	FORM OF ASSIGNMENT AND ASSUMPTION
EXHIBIT C	FORM OF IP ASSIGNMENT
EXHIBIT D	FORM OF DEED
EXHIBIT E	FORM OF LEASE ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT F	PURCHASER DRAFT ALLOCATION
EXHIBIT G	FORM OF TRANSITION SERVICES AGREEMENT

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This PURCHASE AND SALE AGREEMENT, dated as of August 30, 2021 (this “Agreement”), is made by and between Arkema, a French société anonyme (“Purchaser”) and Ashland LLC, a Kentucky limited liability company (the “Seller”).  Certain terms used in this Agreement are defined in Section 1.01.

WHEREAS, the Seller conducts the Business directly and indirectly through certain of its Subsidiaries;

WHEREAS, the Seller directly or indirectly through the other Selling Entities owns or has rights to the Transferred Assets; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Seller and the other Selling Entities desire to sell, transfer, assign and deliver to Purchaser, and Purchaser desires to (a) purchase, acquire, assume and accept from the Seller and the other Selling Entities all of the Seller’s and the other Selling Entities’ respective right, title and interest in and to all of the Transferred Assets and (b) assume the Assumed Liabilities.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Purchaser and the Seller hereby agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01.          Definitions.

“Accounting Principles” means the accounting policies and methods set forth on Section 1.01(a) of the Disclosure Letter.

“Acquisition Proposal” means any offer or proposal from a third party for, or any written indication of interest by a third party in, any acquisition, business combination or purchase of the Business or all or any part of thereof (other than the sale or other disposition of assets or properties in the ordinary course of business).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Ancillary Agreements” means the Assignment and Assumption, the IP Assignment, the Deeds, the Lease Assignment and Assumption Agreements, the Local Transfer

Agreements, the Transition Services Agreement, the Purchaser Tolling Agreement and the Seller Tolling Agreement.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Exchange Rate” means, with respect to a given day, the exchange rate between the applicable local currency and U.S. Dollars as observed by Bloomberg at 9:00 a.m. New York City time on such day.

“Assumed Benefit Plan” means each Business Benefit Plan, or portion thereof, any assets or Liabilities of which (a) the Purchaser has expressly agreed to assume pursuant to this Agreement or (b) the Purchaser or any of its Subsidiaries is required to assume under applicable Law, Contract or labor Contract (including where transfer is required as a result of the application of the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable).

“Automatic Transfer Employee” means each employee of the Seller Group who, as of the Closing Date, is wholly or primarily assigned to the Business in a jurisdiction in which the Transfer Regulations will apply to the Transactions as set forth in Section 1.01(b) of the Disclosure Letter, including, in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, personal leave, extended COVID-19-related leave, military leave, workers compensation leave, short-term disability and long-term disability) or paid or unpaid time off.

“Business” means the business, operations and activities conducted by the Seller Group as of immediately prior to the Closing through what is, as of the date of this Agreement,  known as the Performance Adhesives reportable segment of Seller Parent, including and as substantially described in the Seller Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020.  For the avoidance of doubt, the “Business” shall not include any business, operations or activities of Seller Parent or any of its Affiliates not specified in the first sentence of this definition.

“Business Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) and any retirement, pension, profit sharing, deferred compensation, bonus or other incentive compensation, equity or equity-based compensation, employment, change in control, retention, transaction bonus, vacation, employee loan, excess benefit, supplemental unemployment, severance, disability, death benefit, hospitalization, perquisite, tuition reimbursement, outplacement, fringe benefit, sabbatical, sick leave, workers’ compensation, cafeteria, life insurance, dental, retiree health benefits or other post-retirement benefits plan, medical or other plan, agreement, arrangement or understanding, in each case, that is sponsored, contributed to or maintained by any member of the Seller Group and in which any Business Employee participates or participated.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in New York, United States of America, Delaware, United States of America, or Paris, France, are authorized or required by Law to be closed.

“Business Employee” means each employee of the Seller Group (a) who, as of the Closing Date, is employed primarily in connection with the Business or (b) who is set forth on Section 1.01(c) of the Disclosure Letter, including in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, personal leave, extended COVID-19-related leave, military leave, workers compensation leave, short-term disability, and to the extent required by applicable Law or the terms of the applicable Collective Bargaining Agreement, on long term disability) or paid or unpaid time off; provided, that any individual set forth in Section 1.01(d) of the Disclosure Letter shall not be a “Business Employee”.  For the avoidance of doubt, a “Business Employee” shall include any worker assigned to the Business for the purposes of the Transfer Regulations as of the Closing Date and where used in connection with a worker, references in this Agreement to “employee”, “employment”, “offer of employment”, “contract of employment” and “employer” will be read as meaning worker, engagement, offer of engagement, contract of engagement and the recipient of that worker’s services.

“Cash” means all cash, cash equivalents, security deposits and marketable securities, net of uncleared checks outstanding and in process wire transfers, of a Person.

“Change of Control” means (a) any consolidation or merger of the Seller Parent, other than a consolidation or merger of the Seller Parent into or with a direct or indirect wholly-owned Subsidiary thereof, in which the shareholders of the Seller Parent own, directly or indirectly, less than fifty percent (50%) of the then outstanding shares of common stock of the Seller Parent that are entitled to vote generally for the election of directors of the Seller Parent or pursuant to which shares of the Seller Parent’s common stock would be converted into cash, securities or other property, other than a merger of the Seller Parent in which the holders of the Seller Parent’s common stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (b) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Seller Parent; provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the Seller Parent shall be deemed to occur unless assets constituting eighty percent (80%) of the total assets of the Seller Parent are transferred pursuant to such sale, lease, exchange or other transfer.  Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Seller Parent immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Seller Parent immediately following such transaction or series of transactions.

“Closing Working Capital” means (a) Current Assets minus (b) Current Liabilities, in each case determined as of 11:59 p.m., New York City time, on the Closing Date; provided that if the Closing Date is delayed pursuant to the proviso in Section 3.01 such that the Closing takes place on the first (1st) Business Day following a month end, then as of 11:59 p.m., New York City time, on the last day of the month immediately prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval or authorization of, notice to or designation, registration, declaration or filing with, any third party, including Permits.

“Contract” means any legally binding contract, agreement, lease, license, purchase or task order, statement of work, undertaking or commitment.

“Controlled Group Liability” means any and all Liabilities (a) under any multiemployer plan, (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code, (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code and (e) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Corporate Overhead Contracts” means any Shared Contracts relating to general corporate and administrative services, including human resources, legal services, contracting and supply chain management services, finance and treasury services and marketing provided by any member of the Seller Group to the Business.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, in each case, to the extent required by any safety or similar Laws, directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Current Assets” means, as of a given time, the combined current assets of the Business that are specifically listed on the sample calculation as set forth in Section 1.01(e) of the Disclosure Letter and are Transferred Assets, in each case as of such time and excluding all deferred Tax assets, calculated in accordance with the Accounting Principles.

“Current Liabilities” means, as of a given time, the current liabilities of the Business that are specifically listed on the sample calculation as set forth in Section 1.01(e) of the Disclosure Letter and are Assumed Liabilities, in each case as of such time and excluding all deferred Tax Liabilities, calculated in accordance with the Accounting Principles.

“Environmental Permit” means any Permit required under any applicable Environmental Law to conduct the Business or to operate the Business at the Transferred Real Property.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Estimated Working Capital minus, (b) Target Working Capital.

“Final Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Closing Working Capital minus, (b) Target Working Capital.

“Final Purchase Price” means (a) the Purchase Price plus, (b) the Final Adjustment Amount (which Final Adjustment Amount may be positive or negative).

“Financial Statements” means the following financial statements of the Business:  (a) the unaudited combined balance sheet of the Business as of September 30, 2020 (the “Year-End Balance Sheet Date”), and the related unaudited combined statements of operations and comprehensive income and cash flows for the fiscal year then ended; and (b) the unaudited combined balance sheet of the Business as of June 30, 2021 (“Interim Balance Sheet Date”) and the related unaudited combined statements of operations and comprehensive income and cash flows for the nine (9)-month period then ended (the financial statements set forth in clause (b), collectively, the “Interim Financial Statements”).

“Fraud” means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in Article VI, Article V, the certificates delivered pursuant to Section 8.02 or the certificates delivered pursuant to Section 8.03 with the intent to deceive another Person and requires (a) a false representation of material fact; (b) with knowledge that such representation is false; (c) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing such Person, in justifiable reliance upon such false representation, to take or refrain from taking action; and (e) causing such Person to suffer Loss by reason of such reliance.  For the avoidance of doubt, (i) the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness, and (ii) only the Person who committed a Fraud shall be responsible for such Fraud and only to the party alleged to have suffered from such alleged Fraud.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational, and including supervisory authorities responsible for administering, supervising and enforcing Information Security and Privacy Laws.

“Hazardous Material” means any material, substance, compound, chemical or waste that is listed, classified, defined or regulated in relevant form, quantity or concentration as hazardous or toxic (or words of similar import) pursuant to any Environmental Law, and any petroleum or petroleum products or their refined products, polychlorinated biphenyls, radioactive materials, per-and polyfluoroalkyl substances, aqueous film forming foam, or other emerging contaminants, urea formaldehyde or asbestos or asbestos containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all reimbursement obligations of such Person under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon and (d) all Indebtedness of others referred to in clauses (a) through (c) above guaranteed directly or indirectly in any manner by such Person.

“Independent Expert” means BDO USA, LLP, or if such Person is unable or unwilling to serve or is no longer independent from each of the parties at the time of its appointment, another nationally recognized independent or neutral and impartial accounting, consulting, valuation or dispute resolution firm or individual accounting expert with significant arbitration experience related to purchase price adjustment disputes relating to transactions of a similar nature reasonably agreed upon by Purchaser and the Seller in writing.

“Information Security and Privacy Laws” means all applicable Laws and binding industry standards concerning the privacy, data protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personally Identifiable Information, including, to the extent applicable, the UK Data Protection Act 2018 and retained version of the EU General Data Protection Regulation, the EU General Data Protection Regulation, the California Consumer Privacy Act and other applicable international, federal, local and state data security and data privacy Laws, as well as applicable networks and information systems Laws.

“Intellectual Property” means all intellectual property or proprietary rights, in any and all countries, including (and, in each case, the rights to claim damages for past, present and future infringement, misappropriation and other violation thereof): (a) patents and patent applications (including industrial models, utility models, utility patents and design patents), together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents and inventions described therein (collectively, “Patents”), (b) trademarks, service marks, trade names, trade dress, slogans, logos, internet domain names, social media accounts and identifiers, all applications, registrations and renewals therefor and common law rights therein, together with the goodwill associated with any of the foregoing (collectively, “Trademarks”), (c) copyrights, copyrightable works, works of authorship, and applications and registrations and renewals therefor (collectively, “Copyrights”), (d) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), proprietary and confidential know-how and information, including all documentation, business, technical and know-how information, invention records and submissions, specifications, techniques, methods, manufacturing and production or other processes, technology, protocols, designs, recipes, formulae (including selection of raw materials), inventions, rights in software, databases and data collections and all rights therein, batch records, customer lists, business and marketing plans, marketing information, rights to limit the use or disclosure thereof by any Person, and all physical embodiments and records containing the foregoing, in each case solely to the extent proprietary and confidential (collectively, “Trade Secrets”), (e) domain names and uniform resource locators, (f) inventions (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto and industrial property rights, including any applications or registrations therefor, and (g) computer programs and other computer software, operating systems, applications, firmware, and other code, including all source code, object code, libraries, middleware, application programming interfaces, data files, and related protocols, specifications, and other documentation thereof (“Software”).

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Purchaser, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of Purchaser” and (b) with respect to the Seller, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of the Seller”, assuming, in each case of clauses (a) and (b), the exercise of reasonable inquiry by such officers within the scope of their operational responsibility for the fact or matter in question.

“Liabilities” means any debts, liabilities, obligations, commitments, claims, violations, non-compliances or complaints, whether accrued or unaccrued, known or unknown, fixed or contingent, determined or determinable or otherwise.

“Lien” means any pledge, lien, charge, encumbrance or security interest of any kind or nature.

“Loss” means any loss, Liability, claim, damage, Tax, penalty, fine, assessment, judgment, cost or expense (including amounts paid in settlement or compromise), including all costs and expense of investigations, any claim, lawsuit, arbitration and any appeal therefrom, and all reasonable legal, attorney’s, accountants’ and experts’ fees and expenses.

“Material Adverse Effect” means any effect, change, circumstance, event, development or occurrence (each, an “Effect”) that, individually or in the aggregate with any other Effects, (x) has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial condition of the Business, the Transferred Assets and the Assumed Liabilities, taken as a whole, or (y) would be reasonably be expected to prevent, materially delay or impair the ability of any Selling Entity to perform its respective obligations under this Agreement or consummate the Transactions on a timely basis; provided, however, that, with respect to clause (x), no Effect arising out of, or resulting from, the following, either alone or in combination, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any Effect (a) generally affecting (i) the industry in which the Business operates or (ii) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes or prospective changes in interest or exchange rates, commodity prices, monetary policy or inflation or in government spending and budgets (including any government shutdown), or (b) arising out of, resulting from or attributable to (i) changes or prospective changes after the date hereof in legal or regulatory conditions, including in Law or in GAAP or in accounting standards, or any changes or prospective changes after the date hereof in the interpretation of any of the foregoing, or any changes in general political or social conditions, (ii) the negotiation, execution, announcement or performance of this Agreement or the other Transaction Documents or the consummation or the pendency of the Transactions (provided that no effect shall be given to this clause (ii) for purposes of any representation or warranty contained in Section 4.03), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any Action arising from or relating to this Agreement, any other Transaction Document or the Transactions, (iii) acts of war (whether or not declared), military activity, sabotage, cyber intrusion, civil disobedience or domestic or international terrorism, or any escalation or worsening or de-escalation or improvement thereof, (iv) volcanoes, tsunamis, pandemics (including COVID-19), epidemics, disease outbreaks or other public health conditions (or COVID-19 Measures or other restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak), earthquakes, floods, hurricanes, wildfires, blackouts, tornados or other natural disasters, weather-related events, or other similar force majeure events or other comparable events, or any escalation or worsening or de-escalation or improvement thereof, (v) any action taken by the Seller that is expressly required by the terms of this Agreement or any other Transaction Document (other than the obligations to carry on the Business in the ordinary course as set forth in, and subject to the exceptions of, Section 6.01(a)) or with Purchaser’s express written consent or at Purchaser’s written request, or the failure to take any action by the Seller if that action is not expressly permitted by this Agreement or any other Transaction Document, (vi) any change resulting from or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates, (vii) any change or prospective change in the credit ratings of the Seller or Seller Parent or (viii) any failure by the Business or Seller Parent to meet any internal, Purchaser or published projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vii) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (if not otherwise falling within any of the exceptions provided by this definition) is a Material Adverse Effect); provided, further that any Effect referred to in clause (a) or clauses (b)(i), (iii) or (iv) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the Business and the Transferred Assets, taken as a whole, as compared to other participants in the industries or markets in which the Business operates (in which case only such incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Permitted Lien” means (a) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business that secure any amount that is not overdue or that is being contested in good faith, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) terms, conditions and restrictions under the Transferred Real Property Leases, including statutory Liens of landlords, none of which materially interferes with the present use of the related real property, (e) easements, covenants, rights-of-way and other similar restrictions, none of which materially interferes with the present use of the related real property, (f) requirements of zoning, building, land use and other similar Laws, (g) Liens that have been placed by any developer, landlord or other third party on Transferred Leased Real Property or property over which the Seller or any of its Affiliates have easement rights and subordination or similar agreements relating thereto, (h) Liens created by or for the benefit of Purchaser or any of its Affiliates, (i) non-exclusive licenses of any Intellectual Property granted by a Selling Entity to third parties in the ordinary course of business, (j) Liens discharged at or prior to Closing, (k) any matters shown by a current, accurate survey or physical inspection of the real property, none of which materially interferes with the present use of the related real property, (l) Liens in respect of any Assumed Liabilities and (m) other imperfections of title or similar encumbrances, if any, that, individually or in the aggregate, do not impair or materially interfere with, and are not reasonably likely to impair or materially interfere with, the continued use, occupancy (as applicable) and/or operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personally Identifiable Information”  means (a) any information relating to an identified or identifiable natural person and (b) any data or information defined as “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or “individually identifiable health information” under any applicable Law; an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Pre-Closing Tax Period” means any taxable period (or portion of any Straddle Period) ending on or before the Closing Date.

“Purchaser U.S. Business” means the specialty materials business of the Purchaser and its Affiliates in the United States.

“Purchaser Fundamental Representations” means Section 5.01 (Organization; Standing), Section 5.02(a) (Authority), Section 5.02(b)(i) (Noncontravention), Section 5.04 (Available Funds) and Section 5.05 (Brokers and Other Advisors).

“Purchaser Group” means, collectively, Purchaser and each of its Subsidiaries.

“REACH-Regulation” means (a) Regulation (EC) No 1907/2006 of the European Parliament and of the Council of  December 18, 2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”), establishing a European Chemicals Agency, amending Directive 1999/45/EC and repealing Council Regulation (EEC) No 793/93 and Commission Regulation (EC) No 1488/94 as well as Council Directive 76/769/EEC and Commission Directives 91/155/EEC, 93/67/EEC, 93/105/EC and 2000/21/EC, as amended, and (b) the UK European Union Withdrawal Act 2018, as amended by the Withdrawal Act 2020 and, specifically with respect to REACH, as amended by REACH etc (Amendment etc) (EU Exit) Regulations 2019 (SI 2019/758); REACH etc (Amendment etc) (EU Exit) No 2 Regulations 2019 (SI 2019/858); Chemicals (Health and Safety) and Genetically Modified Organisms (Contained Use) (Amendment etc) (EU Exit) Regulations 019 (SI 2019/720); REACH etc (Amendment etc) (EU Exit) No 3 Regulations 2019 (SI 2019/1144); REACH etc (Amendment etc) (EU Exit) Regulations 2020 (SI 2020/1577); and REACH etc (Amendment) Regulations 2021 (SI 2021/904)).

“Records” means all documents, instruments, papers, books and records, including historical information thereof, and all Tax records, Tax Returns and Tax related work papers, books of account, stock records and ledgers, financial, accounting and personnel records, invoices, customers’ and suppliers’ lists, other distribution lists, sales and purchase records and operating, production and other manuals, and all such business and financial records, files, books and documents necessary for regulatory, financial, accounting, litigation or other valid or reasonable business purpose, in each case, in any form or medium.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, discharge, dispersal, leaching or migration on, into, under, or through the environment (including ambient or indoor air, surface water, groundwater, sediments, soils, land surface or subsurface strata).

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Retained Businesses” means all businesses, operations and activities directly or indirectly conducted by the Seller or any of its Affiliates other than the Business.

“Seller Consolidated Group” means any consolidated, combined or unitary Tax group that includes Seller Parent or any of its Affiliates.

“Seller Fundamental Representations” means Section 4.01 (Organization; Standing), Section 4.02(a) (Authority), Section 4.02(b)(i) (Noncontravention) and Section 4.18 (Brokers and Other Advisors).

“Seller Group” means, collectively, Seller Parent and each of its Subsidiaries.

“Seller Parent” means Ashland Global Holdings Inc., a Delaware corporation.

“Selling Entities” means, collectively, the members of the Seller Group that own or have rights to or under any Transferred Assets or that have Liabilities in respect of, or that are otherwise subject to, any Assumed Liabilities, and “Selling Entity” means any of the Selling Entities.

“Shared Contracts” means any Contract to which any member of the Seller Group is a party or by which any member of the Seller Group is bound that, in each case, relates in any material respect to the Business and also relates to any Retained Businesses as of immediately prior to Closing.

“Specified Excluded Domain Names” means all internet domain names that include or incorporate (a) a Trademark that is an Excluded Asset or (b) an acronym of a word or phrase including or incorporating a Trademark that is an Excluded Asset.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Target Working Capital” means $42,000,000.

“Tax” means any U.S. federal, state or local or non-U.S. tax, fee, levy, duty, tariff, impost, escheat claim, withholding or other similar charge, in each case in the nature of a tax, together with any interest, penalty and addition thereto, imposed by a Governmental Authority.

“Tax Action” means any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

“Tax Return” means any return, form, statement, report, information return, disclosure, claim or declaration, including any supplement, schedule or attachment thereto and any amendment thereof, with respect to Taxes that is filed or required to be filed with a Governmental Authority.

“Transaction Documents” means, collectively, this Agreement and the agreements and instruments executed and delivered in connection with the Transactions, including the Ancillary Agreements and the other documents and agreements contemplated hereby and thereby.

“Transactions” means the consummation of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transferred Employee” means each Business Employee who, as of the Closing Date (or, if applicable, such later date that such employee commences employment with Purchaser or one of its Affiliates), becomes an employee of Purchaser or one of its Affiliates whether by operation of Law (including, without limitation, any Automatic Transfer Employee) or by acceptance of Purchaser’s or one of its Affiliate’s offer of employment pursuant to Section 7.06(b).

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee commences employment with Purchaser or one of its Affiliates).

“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.

SECTION 1.02.          Other Defined Terms.  The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in Section 1.01	Section
2008 Purchase Agreement	Section 7.23(d)
Acquired Business	Section 7.20(a)
Acquisition Engagement	Section 11.11(a)
Action	Section 4.08
Affiliate Agreement	Section 7.09(b)
Agreement	Preamble
Air Products	Section 7.23(d)
Allocation	Section 3.04(a)(iv)
Announcement	Section 7.02
Applicable Tax Returns	Section 4.10(b)
Applicable Taxes	Section 4.10(b)
Assignment and Assumption	Section 3.03(a)(i)
Assumed Employee Liabilities	Section 2.03(a)(vii)

Terms Not Defined in Section 1.01	Section
Assumed Liabilities	Section 2.03(a)
Bankruptcy and Equity Exception	Section 4.02(a)
Business DC Plan	Section 7.06(e)(i)
Calumet City AOC	Section 7.23(a)
Calumet City Facility	Section 7.23(a)
Closing	Section 3.01
Closing Date	Section 3.01
Closing Purchase Price	Section 2.07
Closing Statement	Section 2.09(a)
Collective Bargaining Agreements	Section 4.12(a)
Competing Business	Section 7.20(a)
Collective Bargaining Agreements	Section 4.12(a)
Competing Business	Section 7.20(a)
Confidentiality Agreement	Section 7.03(b)
Continuation Period	Section 7.06(c)(i)
Contracting Parties	Section 11.10
Copyrights	Section 1.01
Credit Support Items	Section 7.12
DC Employees	Section 7.06(e)(i)
Deed	Section 3.03(a)(iii)
Delayed Transferred Asset	Section 2.04
Delayed Transferred Asset Arrangement	Section 2.04
Designated Shared Contract	Section 7.19(a)
Designated Shared Contract Arrangement	Section 7.19(b)
Directive	Section 7.06(n)
Disclosure Letter	Article IV
DOJ	Section 7.01(b)
Effective Time	Section 3.02
Environmental Covenant	Section 4.15(f)
Environmental Laws	Section 4.13(a)
Estimated Closing Statement	Section 2.08
Estimated Working Capital	Section 2.08
Excluded Assets	Section 2.02(b)
Excluded Contracts	Section 2.02(b)(vii)
Excluded Liabilities	Section 2.03(b)
Excluded Permit	Section 2.02(b)(xv)
Existing Counsel	Section 11.11(a)
Expiration Period	Section 7.11(b)
FCPA	Section 4.09(c)
Final Purchase Price Adjustment	Section 2.09(e)
FTC	Section 7.01(b)
HSR Approval	Section 7.01(b)

Terms Not Defined in Section 1.01	Section
Inactive Employee	Section 7.06(b)
Indemnified Party	Section 10.03(a)(i)
Indemnifying Party	Section 10.03(a)(i)
Inventory	Section 2.02(a)(ii)
IP Assignment	Section 3.03(a)(ii)
IT Systems	Section 4.14(f)
Judgment	Section 4.08
Laws	Section 4.09(a)
Lease Assignment and Assumption Agreement	Section 3.03(a)(iv)
Licensed-Back IP	Section 7.11(f)
Licensed Intellectual Property	Section 2.02(a)(viii)
Licensed Retained IP	Section 7.11(e)
Local Transfer Agreements	Section 2.05
Material Business Contract	Section 4.16(a)
Material Capital Work	Section 4.15(e)
Material Customers	Section 4.19
Material Suppliers	Section 4.19
New Contract	Section 7.19(a)
Nonparty Affiliates	Section 11.10
Notice of Disagreement	Section 2.09(b)
Offer Employee	Section 7.06(b)
Other Required Antitrust Laws	Section 4.03
Permits	Section 4.09(b)
Piedmont Facility	Section 7.23(d)
Purchase Price	Section 2.01
Purchaser	Preamble
Purchaser DC Plan	Section 7.06(e)(i)
Purchaser Draft Allocation	Section 3.04(a)(i)
Purchaser Entity	Section 5.01
Purchaser Indemnitees	Section 10.01
Purchaser Tolling Agreement	Section 7.15
Purchaser’s Cafeteria Plan	Section 7.06(c)(vii)
R&W Insurance Policy	Section 7.18
RCRA	Section 7.23(b)
Registered Intellectual Property	Section 4.14(a)
Restraints	Section 8.01(a)
Restricted Period	Section 7.20(a)
Retained Marks	Section 7.11(c)
Reviewing Accountant	Section 3.04(a)(iii)
Seller	Preamble
Seller Allocation Notice	Section 3.04(a)(ii)

Terms Not Defined in Section 1.01	Section
Seller Deferred Compensation Plan	Section 7.06(h)
Seller Indemnitees	Section 10.02
Seller Insurance Policies	Section 7.05
Seller Qualified Plan	Section 7.06(g)
Seller Tolling Agreement	Section 7.15
Seller’s Cafeteria Plan	Section 7.06(c)(vi)
Seller Trademarked Items	Section 7.11(b)
Termination Date	Section 9.01(b)(i)
Third Party Claim	Section 10.03(a)(i)
Third Party Leases	Section 4.15(a)
Transfer Regulations	Section 7.06(n)
Transfer Taxes	Section 7.10(a)
Transferred Assets	Section 2.02(a)
Transferred Contracts	Section 2.02(a)(x)
Transferred Equipment	Section 2.02(a)(iii)
Transferred Intellectual Property	Section 2.02(a)(vii)
Transferred IT	Section 2.02(a)(ix)
Transferred Leased Real Property	Section 2.02(a)(i)
Transferred Owned Real Property	Section 2.02(a)(i)
Transferred Permits	Section 2.02(a)(v)
Transferred Plan Assets	Section 2.02(a)(xiv)
Transferred Real Property	Section 2.02(a)(i)
Transferred Real Property Leases	Section 2.02(a)(i)
Transferred Records	Section 2.02(a)(vi)
Transition Services Agreement	Section 7.15
USEPA	Section 7.23(a)
WARN Act	Section 4.12(d)
Workers Compensation Event	Section 7.06(c)(vi)

SECTION 1.03.          Interpretation.  The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Annexes, Exhibits and Schedules attached hereto or referenced to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  All references herein to “dollars”, “U.S. Dollars” or “$” shall be deemed to be references to the lawful money of the United States.  All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference or citation to any Law, Contract or other document herein shall be construed as referring or citing to such Law, Contract or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder (unless the amendment of such Contract is prohibited hereunder), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) all accounting terms not specifically defined herein shall be construed in accordance with GAAP, (vii) this Agreement shall be deemed to have been drafted jointly by Purchaser and the Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (viii) the word “or” shall not be exclusive, (ix) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (x) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the documents, items or information has been provided directly to Purchaser or its Representatives or posted in the “data room” (virtual) hosted by IntraLinks, in each case, at least two (2) days prior to the Closing Date, and established by the Seller or its Representatives and to which Purchaser and its Representatives have had access prior to the date of this Agreement (it being agreed that Purchaser and its Representatives shall be deemed to have had access to such documents, items or information where the same was provided to a limited number of Purchaser’s Representatives pursuant to “clean team” or other agreed upon restrictions), (xi) the phrase “ordinary course of business” means, with respect to any Person, the ordinary course of business for such Person, as consistent with past practices of such Person, (xii) any recent past action or inaction by the Seller or any of its Affiliates taken that were reasonably necessary to respond to COVID-19 Measures shall be deemed to be in the “ordinary course” and “consistent with past practice” and (xiii) all references herein to the “parties” are to the parties hereto and a “party” means Purchaser or the Seller, as applicable.

ARTICLE II

Purchase and Sale; Assumption of Liabilities

SECTION 2.01.          Purchase and Sale.  Upon the terms and subject to the terms and conditions set forth in this Agreement, at the Closing the Seller shall, and shall cause each of the other Selling Entities to, sell, assign, transfer, convey and deliver to Purchaser or its Affiliates as designated by Purchaser, and Purchaser or such of its Affiliates shall purchase, acquire and accept from each Selling Entity all of such Selling Entity’s rights, title and interests in, to and under the Transferred Assets, in each case free and clear of any Liens (other than Permitted Liens), in exchange for (a) the payment by Purchaser to the Seller (or the Seller’s designated Affiliates pursuant to Section 2.07) of an aggregate purchase price of one billion and six hundred and fifty million U.S. Dollars ($1,650,000,000) in cash (the “Purchase Price”), subject to adjustment as set forth in Section 2.08 and Section 2.09, and (b) the assumption by Purchaser of the Assumed Liabilities and the agreement of Purchaser to cause all such Assumed Liabilities to be paid, performed and discharged when due, without further recourse to any member of the Seller Group or their respective Affiliates.

SECTION 2.02.          Transferred Assets; Excluded Assets.

(a)          Transferred Assets.  The term “Transferred Assets” shall mean the Selling Entities’ respective right, title and interest in, to and under the following assets at the time of the Closing:

    (i)          Real Property.  (A) The owned real property, including any buildings, improvements and fixtures thereon, set forth on Section 2.02(a)(i)(A) of the Disclosure Letter (collectively, the “Transferred Owned Real Property”) and (B) the real property leases, subleases, licenses and occupancy agreements set forth on Section 2.02(a)(i)(B) of the Disclosure Letter (collectively, the “Transferred Real Property Leases”) relating to the premises demised thereunder (the “Transferred Leased Real Property” and, together with the Transferred Owned Real Property, the “Transferred Real Property”);

    (ii)         Inventory.  (A) All supplies, raw materials, spare parts, packaging, work-in-process and other inventory of any member of the Seller Group whether located at a Transferred Real Property or in transit from or held for delivery by suppliers of the Business or held by third parties on behalf of the Business, in each case, existing as of the Effective Time and held exclusively for use, or exclusively used, by the Business, together with the rights and interests of any member of the Seller Group in respect of any warranties relating thereto, and (B) all finished products of the Business wherever located existing as of the Effective Time and held primarily for use or sale, or primarily used, by the Business (collectively, “Inventory”);

    (iii)        Equipment.  All machinery, equipment, goods, vehicles, office equipment and supplies, furnishings, furniture, improvements, tools and other tangible personal property (but excluding the Inventory and the Transferred IT which are identified separately in this Section 2.02(a)) that are located at a Transferred Real Property or held exclusively for use, or exclusively used, by the Business, together with the rights and interests of any member of the Seller Group in respect of any warranties relating thereto (the “Transferred Equipment”);

    (iv)        Goodwill.  All goodwill generated by or associated with the Business;

    (v)         Permits.  To the extent transferable, all Permits granted to or held by any member of the Seller Group in each case to the extent held primarily for use, or primarily used, in connection with the Business or the Transferred Assets (including, without limitation, for the use or occupancy of the Transferred Real Property) (the “Transferred Permits”), other than the Excluded Permits;

    (vi)        Transferred Records.  (A) All Records in the possession of any member of the Seller Group as of immediately prior to the Closing to the extent primarily relating to the Business (including, for the avoidance of doubt, any such Records not reasonably separable from Records that do not primarily relate to the Business (provided that the Seller shall be permitted to redact any such Records to the extent they are not reasonably separable from Records that do not primarily relate to the Business), but excluding any such Records the transfer of which is not permitted under applicable privacy Laws without Consent), and (B) copies of any non-income Tax Returns and Tax related work papers relating to the Transferred Assets or the Business (other than Tax Returns or Tax related work papers of a Seller Consolidated Group) (collectively, the “Transferred Records”);

    (vii)       Intellectual Property.  All Intellectual Property owned by any member of the Seller Group and held primarily for use, or primarily used, by the Business (other than Specified Excluded Domain Names), including (A) the Patents set forth on Section 2.02(a)(vii)(A) of the Disclosure Letter, (B) the Trademarks set forth on Section 2.02(a)(vii)(B) of the Disclosure Letter,  (C) the Copyrights set forth on Section 2.02(a)(vii)(C) of the Disclosure Letter and (D) the internet domain names set forth on Section 2.02(a)(vii)(D) of the Disclosure Letter (all such Intellectual Property described in this clause (vii), but in each case specifically excluding any Intellectual Property included in the Excluded Assets, collectively, the “Transferred Intellectual Property”);

    (viii)      Transferred IP Licenses. All Intellectual Property (including Software) licensed by any member of the Seller Group and held primarily for use, or primarily used, by the Business, as set forth on Section 2.02(a)(viii) of the Disclosure Letter (the “Licensed Intellectual Property”), including any Contracts primarily relating thereto;

    (ix)        IT Systems.  To the extent transferable, all IT Systems, in each case, owned or licensed by any member of the Seller Group and dedicated exclusively to the Business, including the items set forth on Section 2.02(a)(ix) of the Disclosure Letter (collectively, the “Transferred IT”), including any Contracts exclusively relating thereto;

    (x)         Contracts.  All Contracts to which any member of the Seller Group is a party that are held primarily for the benefit of, or the performance obligations of which primarily relate or are related to, the Business or the Transferred Assets or Assumed Liabilities (including, for the avoidance of doubt, any such primarily related Shared Contract other than the Excluded Contracts), that are in force and effect on the Closing Date (such Contracts, the “Transferred Contracts”), in each case specifically excluding the Excluded Contracts and any Transferred Real Property Leases described in Section 2.02(a)(i)(B);

    (xi)        Claims.  All affirmative claims, causes of action, warranties, guarantees, refunds, actions, rights of recovery or offset or counterclaim and defenses, in each case, to the extent related to the Business or the Transferred Assets, in each case specifically excluding any of the foregoing to the extent related to an Excluded Asset;

    (xii)       Accounts Receivable.  All billed and unbilled accounts receivable, notes receivable and similar rights to receive payments or rebates existing as of the Effective Time to the extent arising out of, relating to or in respect of the operation or conduct of the Business, and included in the calculation of Closing Working Capital;

    (xiii)      Prepaid Items. To the extent arising out of, relating to or in respect of the operation or conduct of the Business, all credits, prepaid expenses, deferred charges and advance payments included in the calculation of Closing Working Capital, and all security deposits whether or not included in the calculation of Closing Working Capital;

    (xiv)      Benefit Plans.  All assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other Contracts relating to Assumed Benefit Plans to the extent such assets are required to transfer to Purchaser and its Affiliates (A) under applicable Law (including where transfer is required as a result of the application of the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable) or (B) as otherwise specifically provided in this Agreement (all such assets, the “Transferred Plan Assets”); and

    (xv)       Other Assets.  All other assets, properties and rights of whatever kind and nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, choate or inchoate or determined or determinable that are held exclusively for use, or exclusively used, by the Business, in each case, whether arising before, on or after the Closing Date;

provided that Transferred Assets shall not include any such assets that are expressly listed as or otherwise constitute Excluded Assets in any of clauses (i) through (xv) of Section 2.02(b).

(b)         Excluded Assets.  The term “Excluded Assets” shall mean the Seller’s and its Affiliates’ right, title and interest in, to and under all assets of the Seller or any of its Affiliates that do not constitute Transferred Assets, including the following:

   (i)          Accounts Receivable.  All billed and unbilled accounts receivable, notes receivable and similar rights to receive payments or rebates of the Seller or any of its Affiliates to the extent relating to the Retained Businesses or the other Excluded Assets, whether arising before, on or after the Closing Date;

   (ii)         Hedging or Other Currency Exchange Agreements.  All rights pursuant to any hedging or other currency exchange agreement existing on the Closing Date;

   (iii)        Guarantees.  Any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment issued by the Seller or any of its Affiliates, including any of the same that are, in whole or in part, for the benefit of the Business or with respect to any Transferred Asset or Assumed Liability;

   (iv)        Insurance.  All existing and prior insurance policies or self-insurance programs arranged or maintained by the Seller or any of its Affiliates and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date; provided that, with respect to the Seller Insurance Policies coverage written on an “occurrence basis”, such Seller Insurance Policies shall be available to Purchaser for occurrences prior to the Closing Date relating to any Transferred Asset or Assumed Liability pursuant to Section 7.05;

   (v)         Tax Assets.  All Tax credits, Tax refunds, Tax reclaim rights and other Tax assets of the Seller or any of its Affiliates (other than Tax credits, Tax refunds, Tax reclaim rights and other Tax assets solely with respect to Taxes described in Section 2.03(a)(iii));

   (vi)        Certain Records.  All (A) Records not expressly identified as Transferred Records, (B) personnel Records maintained by the Seller or any of its Affiliates, (C) except as identified as Transferred Records, all Tax Returns and Tax related work papers, including all Tax Returns or Tax related work papers of a Seller Consolidated Group, (D) except as identified as Transferred Records, Records (including accounting Records) relating to Taxes paid or payable by the Seller or any of its Affiliates and all financial and Tax Records relating to the Business that form part of the Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting Records, (E) Records prepared in connection with the Transactions and the preceding sale process, including bids received from other Persons and internal and external analyses relating to the Business, the Transferred Assets, the Assumed Liabilities or the Retained Businesses, (F) back-up copies of the Transferred Records retained by the Seller and its Affiliates in the ordinary course of business or pursuant to internal compliance, document retention or similar policies and procedures, (G) Records subject to a confidentiality agreement with a third party that is not a Transferred Asset and (H) Records subject to attorney work product protection, attorney-client or other established legal privilege if such Records cannot be transferred without losing such privilege, in each case whether generated before, on or after the Closing Date;

   (vii)       Contracts.  All rights of the Seller or any of its Affiliates under (A) this Agreement and the other Transaction Documents, (B) any Corporate Overhead Contracts, (C) subject to Section 7.09, any Contracts between the Seller, on the one hand, and one or more of its Affiliates, on the other hand, or between Affiliates of the Seller, (D) any Contracts relating primarily to the Retained Businesses, in each case whether arising before, on or after the Closing Date and (E) any Contracts set forth on Section 2.02(b)(vii)(E) of the Disclosure Letter (collectively, the “Excluded Contracts”);

   (viii)      Benefit Plans.  All the assets of or relating to, and all rights under, any employee compensation, benefit or welfare plan, agreement, arrangement or understanding or any related Contract between any Person and the Seller or any of its Affiliates (including Business Benefit Plans), other than the Transferred Plan Assets;

   (ix)        Corporate Organizational Records.  The organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals and blank stock certificates and minute books, stock transfer books and other Records relating to the organization, maintenance and existence of the Seller and each of its Affiliates;

   (x)         Inventory. All supplies, raw materials, work-in-process, merchandise, products and other inventories, other than the Inventory;

   (xi)        Capital Stock.  All shares of capital stock, membership interests or other equity interests of (A) the Seller and each of its Affiliates or (B) other Persons that are owned or held by the Seller or any of its Affiliates;

   (xii)       Forms and Policies.  Any Contract templates, form Contracts, general corporate and sector policies and procedures not primarily used in the Business;

   (xiii)      Excluded Claims.  All affirmative claims, causes of action, warranties, guarantees, refunds, actions, rights of recovery or offset or counterclaim and defense, in each case, to the extent not relating to the Business or the Transferred Assets, including any of the same to the extent relating to the Retained Businesses, the Excluded Assets or the Excluded Liabilities;

   (xiv)      Cash.  All Cash of the Seller or any of its Affiliates;

   (xv)       Excluded Permits.  All Permits set forth on Section 2.02(b)(xv) of the Disclosure Letter (the “Excluded Permits”); and

   (xvi)      Additional Excluded Assets.  All other assets listed on Section 2.02(b)(xvi) of the Disclosure Letter.

(c)         Notwithstanding anything to the contrary herein or in any of the other Transaction Documents, Purchaser is not purchasing, and no Selling Entities are selling, assigning, transferring, conveying or delivering, pursuant to this Agreement or any of the other Transaction Documents, any of the Seller’s (or any of its Affiliates’) right, title or interest in any asset that is not a Transferred Asset, including any Excluded Asset.

SECTION 2.03.          Assumed Liabilities; Excluded Liabilities.

(a)         Assumed Liabilities.  The term “Assumed Liabilities” shall mean any and all Liabilities, other than Excluded Liabilities, of the Seller or any of its Affiliates to the extent arising out of, relating to or in respect of the Business or any Transferred Asset, including the following Liabilities, in each case whether arising before, on or after the Closing Date:

   (i)          Accounts Payable.  All accrued receipts and accounts payable and other current Liabilities of the Seller or any of its Affiliates to the extent arising out of, relating to or in respect of the operation or conduct of the Business that remain unpaid following the Effective Time and are included in the calculation of Closing Working Capital;

   (ii)         Transferred Contract Liabilities.  All Liabilities to the extent arising under, relating to or in respect of the Transferred Contracts;

   (iii)        Taxes.  All Liabilities for Taxes to the extent arising out of, relating to or in respect of the Transferred Assets, the Transferred Employees or the Business, other than Taxes described in Section 2.03(b)(iv);

   (iv)        Transferred Asset Liabilities.  All Liabilities to the extent arising under, relating to or in respect of any Transferred Asset (including the ownership by Purchaser or any of its Affiliates of any Transferred Asset or associated with the realization of the benefits of any Transferred Asset);

   (v)         Environmental Liabilities.  All Liabilities to the extent arising under, relating to or in respect of any Environmental Law, including, for the avoidance of doubt, the matters set forth on Section 2.03(a)(v) of the Disclosure Letter;

   (vi)        Business Claims.  All Liabilities (including the costs and expenses of counsel) in respect of any Action, pending or threatened, and claims, whether or not presently asserted, to the extent arising under, relating to or in respect of the Business or any Transferred Asset, in each case excluding Actions and claims relating to employees, which are the subject of Section 2.03(a)(vii);

   (vii)       Employment Matters.  All employment, labor, compensation, employee welfare and employee benefits related Liabilities and Losses (A) relating to each Transferred Employee (or any dependent or beneficiary thereof) which arise from Purchaser’s or its Affiliates’ employment of such employee after the Closing, (B) that Purchaser or its Affiliates have specifically agreed to assume pursuant to this Agreement, (C) that transfer to Purchaser or its Affiliates under applicable Law or (D) relating to any Assumed Benefit Plan (such Liabilities and Losses, the “Assumed Employee Liabilities”); and

   (viii)      Real Property. All Liabilities to the extent arising under, relating to or in respect of the Transferred Real Property.

(b)        Excluded Liabilities.  The term “Excluded Liabilities” shall mean the following Liabilities of the Seller or any of its Affiliates:

  (i)          Employment Matters.  Except as specifically provided in this Agreement (including with respect to the Assumed Employee Liabilities), (A) all employment, labor, pension, compensation, employee welfare and employee benefits related Liabilities and Losses relating to (x) each Transferred Employee (or any dependent or beneficiary thereof), solely arising out of or relating to any act, omission or event occurring, or circumstance, condition or state of facts existing on or prior to the

Closing, and (y) any other current or former employee, independent contractor or other service provider of the Seller or its Affiliates who does not become a Transferred Employee, (B) all Liabilities and Losses relating to any Business Benefit Plan, whether arising before, on or after the Closing, and (C) any Controlled Group Liability, whether arising before, on or after the Closing;

   (ii)         Indebtedness.  All Indebtedness of the Seller or any of its Affiliates;

   (iii)        Transaction Expenses. All legal, accounting, financial advisory, consulting, finders and other fees and expenses, including any such fees and expenses related to the solicitation of any other potential purchasers of the Business or the consideration of strategic alternatives with respect thereto or otherwise incurred in connection with the Transactions and the preceding sale process, in each case, incurred by or at the direction of the Seller on or before the Closing Date;

   (iv)        Taxes.  All Liabilities for Taxes (other than Transfer Taxes, which are governed by Section 7.10(a)) (A) arising out of, relating to or in respect of the Transferred Assets, any Transferred Employee or the Business in any Pre-Closing Tax Period or (B) of the Seller, the Selling Entities or their respective Affiliates;

   (v)         Asbestos Liabilities.  All Liabilities for personal injury arising out of exposure before the Closing Date to asbestos or asbestos-containing materials, including in any products manufactured, licensed, sold or distributed by the Business before the Closing Date; and

   (vi)        Excluded Assets Liabilities.  All Liabilities to the extent relating to the Excluded Assets, whether arising before, on or after the Closing Date.

(c)         At the Closing, Purchaser shall assume the Assumed Liabilities and shall agree to pay, honor, discharge and perform the Assumed Liabilities in full when due.

SECTION 2.04.          Consent to Assignment.  Except as expressly set forth in Section 7.23, to the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Purchaser or its Affiliates of any Transferred Asset is prohibited by or would contravene any applicable Law or would require any Consent of any Governmental Authority or other third party and such Consents shall not have been obtained at or prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer of such Transferred Asset, as the case may be (any such Transferred Asset, a “Delayed Transferred Asset”).  Other than with respect to Consents under the Antitrust Laws and Environmental Permits, which are the subject of Section 7.01, or with respect to Section 7.23, during the period commencing on the date of this Agreement and continuing until twelve (12) months after the Closing Date (a) each party shall use commercially reasonable efforts to provide or cause to be provided to the other party such assistance as such other party reasonably requests in connection with securing such Consents and (b) if any such Consents are not secured at or prior to the Closing, until the earliest of (i) obtaining such Consent, (ii) the expiration of such twelve (12) month period and (iii) in the case of a Transferred Contract, the expiration of the term of such Transferred Contract (giving effect to any extensions or renewals thereof following the Closing as requested by Purchaser, but not beyond such twelve (12) month period), as applicable, the parties shall use their respective commercially reasonable efforts to cooperate in any reasonable arrangement (any such arrangement complying with this Section 2.04, a “Delayed Transferred Asset Arrangement”) proposed by Purchaser that is permitted by Law and any relevant Governmental Authority having a Consent over such arrangement under which Purchaser or its designated Affiliate shall obtain the rights and benefits (as determined on an after-tax basis taking into account solely items related to such Delayed Transferred Asset Arrangement) and bear the burdens and obligations of ownership of any such Delayed Transferred Asset such that the parties would be placed in a substantially similar position as if such Delayed Transferred Asset had been conveyed at the Closing; provided that no member of the Seller Group shall be required to (w) pay any consideration therefor, (x) commence, defend or participate in any Action, (y) offer or grant any accommodation (financial or otherwise) to any third party in connection therewith or (z) unreasonably interfere with any customer relationship of the Seller or any of its Affiliates; provided, further, that Purchaser shall indemnify and hold harmless each member of the Seller Group, their Affiliates and their respective Representatives from and against any and all Losses arising out of or relating to any Delayed Transferred Asset held by such Person for the benefit of Purchaser or its Affiliates pursuant to and arising during the term (including any requested extension or renewal term) of any related Delayed Transferred Asset Arrangement.  In furtherance of the foregoing, (1) Purchaser shall, or shall cause a designee to, promptly pay, perform or discharge when due any Liability arising under any Delayed Transferred Asset from and after the Closing Date in accordance with any such Delayed Transferred Asset Arrangement, and (2) the Seller shall hold in trust for and pay to Purchaser (or its designee) all income, proceeds and other consideration received by the Seller or any Selling Entity to the extent related to such Delayed Transferred Asset in connection with any such Delayed Transferred Asset Arrangement.  If any such Consent is obtained after the Closing and prior to the twelve (12) month period, the Seller shall transfer, assign and deliver (or cause to be transferred, assigned and delivered) such Delayed Transferred Asset to Purchaser (or its designee) at no additional cost to Purchaser promptly thereafter, and Purchaser shall assume the Liabilities arising from or related to such Delayed Transferred Asset assigned to Purchaser from and after the Closing Date pursuant to such instruments as the parties reasonably deem necessary to effect the transfer and assumption (which the parties will prepare, execute and deliver in good faith at the time of such transfer).  Subject to the Seller’s compliance with their obligations under this Section 2.04, Purchaser further agrees that no representation, warranty or covenant of the Seller contained in this Agreement shall be breached or deemed breached, and no condition to Purchaser’s obligations to close the Transactions shall be deemed not satisfied as a result, in and of itself, of (A) the failure to obtain any such Consent or as a result of any resulting default or termination or (B) any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any resulting default or termination.

SECTION 2.05.          Local Transfer Agreements.  To the extent required or desirable (as reasonably determined by the parties) under applicable foreign Law to effect the Transactions, the parties shall as soon as reasonably practicable after the date of this Agreement and no later than the Closing Date execute and deliver or cause their respective Affiliates to execute and deliver such stock, asset or business transfer agreements (the “Local Transfer Agreements”), bills of sale, deeds/property transfers, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption as are necessary to effect any transfer of the Transferred Assets or any assumption of the Assumed Liabilities in each territory set forth on Section 2.05 of the Disclosure Letter (which schedule may be updated or modified from time to time by agreement of Purchaser and the Seller) at, and effective as of, the Closing.  The Local Transfer Agreements shall be substantially in the form of Exhibit A, with such changes as are reasonably agreed by the parties based on the usual and customary practice in the applicable jurisdiction and the requirements of applicable foreign Law; provided that the parties agree and acknowledge that the Local Transfer Agreements are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement, except as may be required by local Law.  The Local Transfer Agreements shall not alter in any way the allocation of rights, obligations, benefits, costs and risks established between the parties in this Agreement. Without limiting the generality of the foregoing sentence, except as may be required by local Law, Purchaser acknowledges and agrees, and shall cause the relevant Affiliate of Purchaser that is a party to the Local Transfer Agreement to acknowledge and agree, that (a) the Seller and any relevant Affiliate of the Seller that is a party to a Local Transfer Agreement do not grant, and shall not be deemed to grant, in or in connection with the Local Transfer Agreements, any representations, warranties, guarantees, covenants or indemnities to Purchaser or the relevant Affiliate of Purchaser that is a party to the Local Transfer Agreement and (b) any liability of the Seller or any relevant Affiliate of the Seller that is a party to a Local Transfer Agreement under or in connection with a Local Transfer Agreement shall, to the extent permitted by applicable Law, be explicitly excluded.  To the extent required under applicable Law, the Local Transfer Agreements shall have appropriate provisions to pay the applicable portion of the Closing Purchase Price allocated to the relevant Transferred Assets pursuant to Section 3.04 in local currency.  Any amounts payable in local currency shall be determined by reference to the Applicable Exchange Rate on the date that is five (5) Business Days prior to the Closing Date and shall reduce on a Dollar-for-Dollar basis the amount of the Closing Purchase Price payable in U.S. Dollars.  The Seller shall not, and shall procure that no relevant Affiliate of the Seller that is a party to a Local Transfer Agreement and none of their legal successors will, and Purchaser shall not, and shall procure that no relevant Affiliate of Purchaser that is a party to a Local Transfer Agreement and none of their legal successors will, raise any claims or take any other legal action under a Local Transfer Agreement or under any Law applicable to a Local Transfer Agreement, except for performance claims relating to the transfer of Transferred Assets sold under a Local Transfer Agreement.  Any and all other claims relating to the sale of the Business shall be settled or litigated exclusively between the Seller and Purchaser under this Agreement. If and to the extent that any Law applicable to a Local Transfer Agreement provides for any claims or other rights of an Affiliate of Purchaser or the Seller that is a party to the Local Transfer Agreement under or in connection with a Local Transfer Agreement, Seller shall procure that the relevant Affiliate of the Seller that is a party to the Local Transfer Agreement, and Purchaser shall procure that the relevant Affiliate of Purchaser that is a party to the Local Transfer Agreement, does not exercise such claim or other right, except as contemplated by this Section 2.05.  The Seller shall indemnify and hold harmless Purchaser and the Affiliate of Purchaser that is a party to the Local Transfer Agreement and Purchaser shall indemnify and hold harmless the Seller and the Affiliate of the Seller that is a party to the Local Transfer Agreement, in each case, in the event a party raises such claim or other right under a Local Transfer Agreement.  Except as contemplated by this Section 2.05, the provisions in this Section 2.05 shall take priority over, and shall exclude the application of, any explicit or implied representations, warranties, guarantees, covenants or indemnities contained in the Local Transfer Agreements or under applicable Law.  In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement shall control.

SECTION 2.06.          Purchaser’s Recording and Similar Responsibilities.  Notwithstanding the foregoing provisions of this Article II, it shall be Purchaser’s responsibility (a) to prepare the IP Assignment and to record such assignment following execution thereof by a Selling Entity at the Closing and (b) to bear all fees, duties and other costs (other than Transfer Taxes, which are governed by Section 7.10) payable in connection with (i) the transfer of such Intellectual Property and (ii) the recording and registration of title to the Transferred Assets, as and when required by applicable Law or local custom, in the name of Purchaser and its Affiliates.

SECTION 2.07.          Purchase Price.  Subject to the terms and conditions hereof, at the Closing, Purchaser shall pay or cause to be paid to the Seller (or to one or more Affiliates of the Seller as designated by the Seller in such amounts designated by the Seller), in immediately available funds by wire transfer to one or more bank accounts designated by the Seller at least five (5) Business Days prior to the Closing Date, cash in U.S. Dollars in an amount equal to (a) the Purchase Price plus (b) the Estimated Adjustment Amount (which amount may be positive or negative) (the “Closing Purchase Price”); provided that any portion of the Closing Purchase Price is required under applicable Law to be paid in local currency shall be paid in local currency in accordance with Section 2.05 and shall reduce on a Dollar-for-Dollar basis the amount of the Closing Purchase Price payable in U.S. Dollars.  The Closing Purchase Price shall be subject to further adjustment after the Closing Date as provided in Section 2.09.

SECTION 2.08.          Estimated Closing Statement.  No later than five (5) Business Days prior to the anticipated Closing Date, the Seller shall prepare in good faith and deliver to Purchaser: a statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Seller’s good faith estimate of (a) Closing Working Capital (“Estimated Working Capital”) and (b) the Estimated Adjustment Amount.  The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement and the Accounting Principles.

SECTION 2.09.          Purchase Price Adjustment.

(a)          As promptly as practicable, and in any event within sixty (60) days after the Closing Date, the Seller shall prepare and deliver to Purchaser a statement (the “Closing Statement”) setting forth the Seller’s good faith calculation of Closing Working Capital and the Final Purchase Price, together with such schedules and data with respect to the determination thereof as are appropriate to support the calculations set forth in the Closing Statement.  The Closing Statement shall be prepared in accordance with the terms of this Agreement and the Accounting Principles.  The parties agree that the purpose of preparing the Closing Statement and determining Closing Working Capital and the related adjustments contemplated by this

Section 2.09 is to measure the amount of Closing Working Capital in accordance with the terms of this Agreement and the Accounting Principles, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, judgments, classifications or estimation methodologies for the purpose of determining the Closing Working Capital other than those set forth in the Accounting Principles.  For the avoidance of doubt, the Closing Working Capital shall be calculated without giving effect to the consummation of the Transactions, the other transactions contemplated by the Transaction Documents or any other transactions effected by Purchaser or its Affiliates simultaneously with or following the Closing.

(b)          Following receipt of the Closing Statement by Purchaser pursuant to Section 2.09(a), the Seller shall make itself reasonably available to answer any questions Purchaser may have in respect thereof.  The Closing Statement shall become final and binding upon the parties on the sixtieth (60th) day following receipt thereof by Purchaser, unless Purchaser gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to the Seller prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and include Purchaser’s calculation of the Final Purchase Price.  If a timely Notice of Disagreement is received by the Seller, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and the Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.09.  During the thirty (30) day period following the receipt of a Notice of Disagreement, Purchaser and the Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)          At the end of the thirty (30) day period following the receipt of the Notice of Disagreement, Purchaser and the Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement.  The parties shall instruct the Independent Expert to render its decision as to such disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) days after the date of such submission.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Expert as the Independent Expert may reasonably request in connection with its determination of such disputed items.  In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations.  The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.  In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such disputed item has been determined in accordance with the terms of this Agreement and the Accounting Principles and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement, as applicable.  The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements, (C) any determination as to the accuracy of any representation or warranty in this Agreement, (D) any determination as to compliance by any party with any of its respective covenants in this Agreement or (E) any determination that an issue was not properly included by Purchaser in the Notice of Disagreement.  Any dispute not within the scope of the disputed items to be resolved by the Independent Expert pursuant to this Section 2.09 shall be resolved as otherwise provided in this Agreement.  Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence of a breach of Section 4.06, a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 2.09) in any Action.

(d)          The final determination by the Independent Expert of the disputed items submitted to it pursuant to this Section 2.09 shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price, (iii) include the Independent Expert’s determination of each disputed item submitted to it pursuant to this Section 2.09 and (iv) include a brief summary of the Independent Expert’s reasons for its determination regarding each such disputed item.  The final determination of the disputed items by the Independent Expert shall be final and binding upon the parties (absent manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced.  Each party agrees that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination by the Independent Expert, which shall be the sole remedy of the parties with respect to the items properly subject to submission to Independent Expert under this Section 2.09, except that the foregoing will not preclude an Action to enforce such determination or to challenge such determination on the ground that it is inconsistent with the terms of this Agreement.  The fees and expenses of the Independent Expert incurred pursuant to this Section 2.09 shall be borne equally by the parties.

(e)          Following the Closing Statement becoming final and binding upon the parties pursuant to this Section 2.09, a payment (the “Final Purchase Price Adjustment”) shall be made by or on behalf of the applicable party in accordance with this Section 2.09(e) as an adjustment to the Purchase Price.  The Final Purchase Price Adjustment shall be an amount equal to the Closing Purchase Price minus the Final Purchase Price and, (i) if the Final Purchase Price Adjustment is positive, an amount equal to the Final Purchase Price Adjustment shall be paid to Purchaser (or one or more Affiliates designated by Purchaser in such amounts designated by Purchaser) by the Seller (or one or more Affiliates designated by the Seller in such amounts designated by the Seller) and (ii) if the Final Purchase Price Adjustment is negative, an amount equal to the absolute value of the Final Purchase Price Adjustment shall be paid to the Seller (or one or more Affiliates designated by the Seller) by Purchaser (or one or more Affiliates designated by Purchaser).  Any payments pursuant to this Section 2.09(e) shall be made in U.S. Dollars by wire transfer of immediately available funds to an account or accounts designated by the receiving party within five (5) days after the Closing Statement becomes final and binding upon the parties.

(f)          In connection with the preparation and review of the Closing Statement, (i) Purchaser shall (A) assist, and shall cause its Affiliates to assist, the Seller and its Representatives in the Seller’s preparation of the Closing Statement and (B) provide the Seller and its Representatives with reasonable access during normal business hours upon reasonable advance notice to the Transferred Records, work papers and other documents to the extent relevant to the preparation of, or otherwise relate to, the Closing Statement, internal and external accountants (subject to the execution of customary work paper access letters if requested), relevant personnel and properties of Purchaser and its Affiliates (including any taking and preparing of physical counts of Inventory) and (ii) the Seller shall, following the delivery of the Closing Statement, provide to Purchaser and its Representatives reasonable access to the books and records relating to the Business in the possession of the Seller or any of its Affiliates and the Seller’s internal and external accountants and personnel to the extent relevant to, or otherwise relate to, Purchaser’s review of the Closing Statement; provided that, in each case of clauses (i)(B) and (ii), the reviewing party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the businesses, as applicable.

SECTION 2.10.          Withholding.  Purchaser and its Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to the Seller or any of its Affiliates pursuant to this Agreement, any amounts that are required to be deducted and withheld under applicable Tax Law. If Purchaser determines that it is required to deduct and withhold any amount pursuant to this Section 2.10, then it shall promptly, and in any event at least fifteen (15) days prior to making the applicable payment, provide a notice to the Seller setting forth the amount of such deduction and withholding, together with a reasonably detailed description of the basis for such deduction and withholding.  Purchaser and the Seller shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Tax Law.  To the extent any amounts are deducted and withheld in accordance with this Section 2.10 and paid over to the proper taxing authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Closing; Closing Deliveries

SECTION 3.01.          Closing.  The closing of the purchase and sale of the Transferred Assets, the transfer of the Transferred Employees (other than the Inactive Employees) and the assumption of the Assumed Liabilities (the “Closing”) shall take place by the electronic exchange of documents and signatures at 10:00 a.m., New York City time, at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 on the first date that is both (a) at least five (5) Business Days after all conditions to the obligations of Purchaser and the Seller under Article VIII shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at such time) and (b) the last day of the month, or at such other place and date as the parties may agree; provided that if such day is not a Business Day, the Closing shall take place on the first (1st) Business Day thereafter (it being understood that in such case the Closing shall remain effective as of such last day of such month in accordance with Section 3.02).  The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 3.02.          Effectiveness.  For all economic, accounting and Tax purposes (in each case, to the extent permitted by applicable Law), the consummation of the transactions contemplated by this Agreement shall be deemed to take place on the Closing Date at 11:59 p.m., New York City time (such time, the “Effective Time”); provided that if the Closing Date is delayed pursuant to the proviso in Section 3.01 such that the Closing takes place on the first (1st) Business Day following a month end, the Effective Time shall be deemed to be 11:59 p.m., New York City time, on the last day of the month immediately prior to the Closing Date.

SECTION 3.03.          Transactions to be Effected at the Closing.

(a)          At the Closing, the Seller shall deliver or cause to be delivered to Purchaser the following:

    (i)          a duly executed counterpart of an assignment and assumption and bill of sale substantially in the form of Exhibit B (the “Assignment and Assumption”);

    (ii)         a duly executed counterpart of an intellectual property assignment agreement substantially in the form of Exhibit C (the “IP Assignment”);

    (iii)        a duly executed (and, to the extent required by Law, notarized) special warranty deed (or local equivalent) applicable to each Transferred Owned Real Property, in recordable form and otherwise substantially in the form of Exhibit D (each, a “Deed”), together with duly executed counterparts (if required by a grantor) of accompanying Tax Returns with respect to any Transfer Taxes to be filed as contemplated by Section 7.10(a);

    (iv)        a duly executed counterpart of each lease assignment and assumption agreement applicable to each Transferred Leased Real Property, substantially in the form of Exhibit E (each, a “Lease Assignment and Assumption Agreement”);

    (v)         a duly executed counterpart of the Transition Services Agreement as contemplated by Section 7.15;

    (vi)        a duly executed counterpart of the Seller Tolling Agreement as contemplated by Section 7.15;

    (vii)       a duly executed counterpart of the Purchaser Tolling Agreement as contemplated by Section 7.15;

    (viii)      a duly executed counterpart of each Local Transfer Agreement required by Section 2.05;

    (ix)        the certificates contemplated in Section 8.02;

    (x)         with respect to each foreign Selling Entity, a duly executed certificate that none of the Transferred Assets being sold by such foreign Selling Entity constitute a “United States real property interest” within the meaning of Section 897(c) and the Treasury Regulations thereunder, in form reasonably agreed upon by the parties; and

    (xi)        with respect to each non-foreign Selling Entity, a duly executed certificate of non-foreign status in accordance with Section 1.1445-2(b)(2) of the U.S. Treasury Regulations, in form reasonably agreed upon by the parties.

(b)         At the Closing, Purchaser shall deliver or cause to be delivered to the Seller or the relevant designees the following:

   (i)           the Closing Purchase Price in accordance with Section 2.07;

   (ii)          a duly executed counterpart of the Assignment and Assumption;

   (iii)         a duly executed counterpart of the IP Assignment;

   (iv)         a duly executed counterpart (if required by a grantee) of any Tax Return that accompanies a Deed with respect to any Transfer Taxes to be filed as contemplated by Section 7.10(a);

   (v)          a duly executed counterpart of each Lease Assignment and Assumption Agreement;

   (vi)         a duly executed counterpart of the Transition Services Agreement as contemplated by Section 7.15;

   (vii)        a duly executed counterpart of the Seller Tolling Agreement as contemplated by Section 7.15;

   (viii)       a duly executed counterpart of the Purchaser Tolling Agreement as contemplated by Section 7.15;

   (ix)         a duly executed counterpart of each Local Transfer Agreement required by Section 2.05; and

    (x)         the certificates contemplated in Section 8.03.

SECTION 3.04.          Allocation of Purchase Price.

(a)          The Allocation, as defined below, shall be determined in the following manner:

    (i)          Within one-hundred and eighty (180) days following the Closing Date, Purchaser shall provide the Seller with a proposed allocation of the Purchase Price and the applicable Assumed Liabilities (together with any other amounts treated as consideration for U.S. federal income Tax purposes) among the Transferred Assets in accordance with Section 1060 of the Code and any comparable provision of applicable Law (“Purchaser Draft Allocation”); provided, however, that the Purchaser Draft Allocation shall be prepared in accordance with Exhibit F;

    (ii)         If the Seller disagrees with the Purchaser Draft Allocation, the Seller may, within thirty (30) days after delivery of the Purchaser Draft Allocation, deliver a notice (the “Seller Allocation Notice”) to Purchaser to such effect, specifying the items with which the Seller disagrees and setting forth the Seller’s proposed allocation of the Purchase Price (and other relevant amounts).  If the Seller Allocation Notice is duly delivered, the Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts);

    (iii)        If the Seller and Purchaser are unable to reach such agreement, the Seller and Purchaser shall submit all matters that remain in dispute with respect to the Seller Allocation Notice (along with a copy of the Purchaser Draft Allocation marked to indicate those line items not in dispute) to an independent, nationally recognized accounting firm mutually agreed to by the Seller and Purchaser (the “Reviewing Accountant”).  The Seller and Purchaser shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of Purchaser, on the one hand, and the Seller , on the other hand.  The Reviewing Accountant shall adjust the Purchaser Draft Allocation based on these determinations.  All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the parties;

    (iv)        The Purchaser Draft Allocation, as prepared by Purchaser if the Seller has not delivered a Seller Allocation Notice in accordance with Section 3.04(a)(ii), as adjusted pursuant to any agreement between the Seller and Purchaser, or as adjusted by the Reviewing Accountant (in each case, the “Allocation”), shall, absent Fraud or a final determination to the contrary by a taxing authority, be conclusive and binding on the Seller and Purchaser for all Tax purposes; and

     (v)         The Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate to adjust the Allocation to reflect any subsequent adjustments to the consideration paid for the Transferred Assets for Tax purposes.

(b)          The Seller and Purchaser shall file and cause to be filed all Tax Returns and execute such other documents as may be required by any taxing authority, in a manner consistent with the Allocation, and shall not take any position inconsistent with the Allocation in the examination of any Tax Return, in any refund claim or in any Tax Action, except as required by applicable Tax Law.

ARTICLE IV

Representations and Warranties of the Seller

The Seller represents and warrants to Purchaser that, except as set forth in the confidential disclosure letter delivered by the Seller to Purchaser concurrently with the execution of this Agreement (the “Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection):

SECTION 4.01.          Organization; Standing.  Each Selling Entity is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to carry on the Business as it is now being conducted, except (other than with respect to such entity’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Selling Entity is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the conduct of the Business by it or the character or location of the Transferred Assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.02.          Authority; Noncontravention.

(a)          Each Selling Entity has all necessary power and authority to execute and deliver the Transaction Documents to which such Selling Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the applicable Transactions.  The execution, delivery and performance by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, and the consummation by it of the applicable Transactions, have been duly authorized by all necessary action on the part of such Selling Entity and no other corporate or similar action on the part of such Selling Entity is necessary to authorize the execution, delivery and performance by such Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party and the consummation by it of the applicable Transactions.  This Agreement has been, and each of the other Transaction Documents to which a Selling Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Selling Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by Purchaser or its applicable Affiliate, each Transaction Document constitutes (or upon the due authorization, execution and delivery hereof or thereof by Purchaser or its applicable Affiliate will constitute) a legal, valid and binding obligation of each Selling Entity party thereto, enforceable against such Selling Entity in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)          Neither the execution and delivery by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, the consummation by such Selling Entity of the applicable Transactions, nor the performance or compliance by such Selling Entity with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Selling Entity or (ii) assuming that the Consents referred to in Section 4.03 are obtained prior to the Closing and the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law or Judgment applicable to such Selling Entity or any of the Transferred Assets, (B) conflict with, result in the breach of, violate, or constitute a default under, or result in the loss, impairment, alteration, termination, assignment, cancellation or acceleration or give rise to the right thereto (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Selling Entity, or require a consent or waiver or the payment of a penalty, under any Material Business Contract to which it is a party, or (C) result in the creation or the imposition of any Lien (other than a Permitted Lien) on any of the Transferred Assets, except, in the case of the foregoing clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.03.          Governmental Approvals.  Except for filings required under, and compliance with the applicable requirements of, (a) the HSR Act and (b) the other Antitrust Laws set forth in Section 4.03 of the Disclosure Letter (the “Other Required Antitrust Laws”), no Consent of any Governmental Authority is necessary for the execution and delivery by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, the performance by such Selling Entity of its obligations hereunder or thereunder and the consummation by such Selling Entity of the applicable Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.04.          Title to Tangible Property.

(a)          A Selling Entity has good and valid title to, or the right to transfer (or cause to be transferred), in all material respects in accordance with the terms of this Agreement

(subject to Section 2.04), the material tangible Transferred Assets, free and clear of any Liens (other than Permitted Liens), other than with respect to Transferred Real Property, which are the subject of Section 4.15.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, all tangible Transferred Assets (other than Transferred Real Property, which are the subject of Section 4.15) (i) have been maintained in accordance with the ordinary course policies, procedures and standards of the Business, and are not the subject of any deferred maintenance or deferred capital expenditures and (ii) are in normal operating condition and repair, ordinary course wear and tear excepted.

SECTION 4.05.          Sufficiency of Assets and Employees.  Except (a) for general corporate and administrative services, including human resources, legal services, contracting and supply chain management services, finance and treasury services and marketing provided by any member of the Seller Group to the Business, (b) for services and other rights that are to be made available pursuant to the Transaction Documents, (c) for Shared Contracts not constituting Transferred Contracts, and (d) for assets disposed of after the date of this Agreement in accordance with Section 6.01(b)(i), the Transferred Assets constitute, in all material respects, all of the assets, properties and rights of the Seller Group that are used in and necessary for the conduct of the Business as currently conducted as of the date of this Agreement and immediately prior to the Closing. Except for employees involved in the provision of the services described in clauses (a) and (b) of the immediately preceding sentence, the Business Employees are, in all material respects, all the employees of the Seller Group that are necessary for the conduct of the Business as currently conducted as of the date of this Agreement.

SECTION 4.06.          Financial Statements; Undisclosed Liabilities.

(a)          Section 4.06(a) of the Disclosure Letter sets forth true, complete and correct copies of the Financial Statements.  The Financial Statements have been derived from the Records of the Seller Group and prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods shown therein (subject, in the case of the Interim Financial Statements, to normal year-end adjustments), except that (i) the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis and (ii) the Financial Statements (A) do not include statements of shareholders’ equity and (B) have not been reviewed or audited by Seller Parent’s independent financial accountants and may lack footnotes and other presentation items required by GAAP.

(b)          There are no Liabilities of the Business of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on or reserved against on a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected or reserved against in the Interim Financial Statements, (ii) incurred in the ordinary course of business since the Interim Balance Sheet Date, (iii) that are Excluded Liabilities or will be reflected in Closing

Working Capital, (iv) incurred by entering into this Agreement or the other Transaction Documents or otherwise incurred in connection with the Transactions or (v) as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.

SECTION 4.07.          Absence of Certain Changes.  Except for the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, (a) since the Interim Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business, (b) since the Year-End Balance Sheet Date, there has not been any Material Adverse Effect or any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (c) since the Interim Balance Sheet Date through the date of this Agreement, there has not been any action of the type described in Section 6.01(b)(i), (ii), (vi), (vii), (viii) or (xi), or with respect to any of the foregoing, (xii), which action would be in violation of Section 6.01(b) had such action been taken after the date of this Agreement and prior to the Closing.

SECTION 4.08.          Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, there is no, and since October 1, 2018 there has not been any, (i) pending or, to the Knowledge of the Seller, threatened, legal or administrative proceeding, claim, suit, investigation, arbitration or action (an “Action”) against any Selling Entity arising out of or relating to the Business by or before any Governmental Authority or private arbitrator or (ii) outstanding order, judgment, injunction, ruling, decision, verdict, writ or decree of any Governmental Authority or private arbitrator (a “Judgment”) arising out of or relating to any member of the Seller Group in connection with the Business, taken as a whole.

SECTION 4.09.          Compliance with Laws; Permits.

(a)          Each Selling Entity, to the extent applicable to its ownership of Transferred Assets or other involvement in the conduct of the Business, is, and has been since October 1, 2018, in compliance in all material respects with all international, foreign, supranational, state, local and federal laws, statutes, the common law, ordinances, treaties, codes, rules, regulations or Judgments (collectively, “Laws”), applicable to the Business.

(b)          The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) held by the Seller Group relating to the Business and constituting Transferred Assets constitute all Permits necessary for the conduct of the Business as currently conducted as of the date of this Agreement and immediately prior to the Closing in accordance with applicable Law, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.  All such Permits are held by the Seller Group, are valid and in full force and effect and are being complied with in all material respects by the Seller Group.

(c)          Each Selling Entity involved in the conduct of the Business, and each of their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Seller, each of their respective other agents and Representatives acting on their behalf, is, and has been since October 1, 2018, in compliance in all material respects with (i) the U.S. Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder (the “FCPA”) and (ii) the provisions of applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws of each jurisdiction in which the Business operates or has operated, in the case of clauses (i) and (ii), to the extent applicable to such Selling Entity and its directors, officers, employees, agents and Representatives in their respective conduct of the Business.  The Seller Group has instituted and maintains policies and procedures reasonably designed to ensure compliance by its businesses, including the Business, with the FCPA and other anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which the Business operates. None of the Selling Entities involved in the conduct of the Business or any of their respective directors, officers, employees, agents or Representatives acting on their behalf has been or is designated on the list of Specifically Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 4.10.          Tax Matters.

(a)          There are no Liens (other than Permitted Liens) for material Taxes upon the Transferred Assets.

(b)          All material non-income Tax Returns required to have been filed with respect to the Transferred Assets and the Business (the “Applicable Tax Returns”) have been timely filed (taking into account any extensions of time granted or obtained) and all such Tax Returns are accurate and complete in all material respects.  All non-income material Taxes due with respect to the Transferred Assets and the Business (the “Applicable Taxes”) have been timely paid.

(c)          There is no material Tax Action now in progress, pending or threatened in writing with respect to any Applicable Taxes. No Selling Entity (i) has received notice of a proposed assessment, deficiency, or adjustment by any Governmental Authority with respect to any Applicable Taxes; or (ii) is subject to a claim (in writing or otherwise) by a Governmental Authority in a jurisdiction in which it does not file Applicable Tax Returns that it is or may be required to file Applicable Tax Returns in, or is or may be subject to Tax by, that jurisdiction.

(d)          Each Selling Entity has collected all sales, use, and value-added Applicable Taxes and has remitted such Applicable Taxes to the appropriate Governmental Authority, or has obtained, in good faith, any applicable sales or use Tax exemption certificates or otherwise qualified for an exemption.

(e)          No Selling Entity has waived any statute of limitations in respect of the Applicable Taxes or agreed to the extension of time with respect to a material Tax assessment or deficiency related to the Applicable Taxes.

(f)          No Selling Entity (i) has any outstanding requests for any Tax ruling from any Governmental Authority with respect to the Applicable Taxes or received a Tax ruling with respect to the Applicable Taxes; or (ii) is the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable Tax Law) with respect to the Applicable Taxes.

(g)          All material documents under which any Selling Entity derives title to any of the Transferred Assets and which attract UK stamp duty have been duly stamped and are in the possession of such Selling Entity or under such Selling Entity’s control.

SECTION 4.11.          Employee Benefits.

(a)          Section 4.11(a) of the Disclosure Letter lists, as of the date of this Agreement, each material Business Benefit Plan, other than any material Business Benefit Plan mandated by applicable Law, and separately lists or indicates each Business Benefit Plan that is an Assumed Benefit Plan.  Seller has delivered or made available to Purchaser the following with respect to each Assumed Benefit Plan required to be listed in Section 4.11(a) of the Disclosure Letter, if applicable: (i) a copy of the applicable Business Benefit Plan (or, in the case of any such Business Benefit Plan that is unwritten, a description of the material terms thereof) and its related trust instrument or other funding vehicle, including any material amendment thereto (ii) the most recent summary plan description, (iii) the most recent actuarial report, (iv) the most recent determination letter from the IRS, and (v) any material correspondence received in the last three (3) years prior to the date hereof from any Governmental Authority.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to Purchaser, each Business Benefit Plan has been operated in accordance with its terms and with all applicable Laws. All contributions, premiums and other payments that are due for any period ending prior to or on the date hereof have been or will be timely made with respect to each Assumed Benefit Plan and all contributions, premiums and other payments for any period ending on or before the Closing Date that are not yet due will be made or properly accrued as of the Closing Date.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to Purchaser, (i) there are no pending Actions that have been instituted, threatened, or, to the Knowledge of Seller, are anticipated against any of the Assumed Benefit Plans, the assets of any of the trusts under such plans, the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) that could result in the imposition of any Liability on Purchaser and (ii) there are no Actions or audits by any Governmental Authority of any such Assumed Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted, threatened in writing, or, to the Knowledge of Seller, anticipated.

(d)          No Assumed Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4917 of the Code, or is a “multiple employer welfare arrangement” as defined under Section 3(40)(A) of ERISA.  No member of the Seller Group is obligated to contribute to any “multiemployer plan”, as defined in Section 3(37) of ERISA, on behalf of any Business Employee.  With respect to each member of the Seller Group or any Person or entity that would be treated as a single employer with any member of the Seller Group for purposes of Section 414(b), (c), (m) or (o) of the Code, there does not exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would result in any Liability, at or after the Closing, to Purchaser or any entity that, together with Purchaser, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code, in an amount that would reasonably be expected to result in material Liability to Purchaser.

(e)          The execution and delivery of this Agreement by Seller and the consummation of the Transactions will not (alone or in combination with any other event) result in (i) an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Business Employee, (ii) any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) for or with respect to any Business Employee, or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Business Employee.

SECTION 4.12.          Labor and Employment Law Matters.

(a)          Section 4.12(a) of the Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material collective bargaining, works council or other material labor union contract or labor arrangement covering any Business Employees (“Collective Bargaining Agreements”), excluding any national, industry or similar generally applicable contract or arrangement.  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, (i) no demand for recognition as the exclusive bargaining representative of any Business Employee (including organizational campaigns, petitions, or other unionization activities) has been made by or on behalf of any labor or similar organization, (ii) there is no pending or, to the Knowledge of the Seller, threatened, controversy, strike, lockout, slowdown, or work stoppage by or with respect to the Business Employees, and (iii) there are no unfair labor practice complaints pending against any Selling Entity before the National Labor Relations Board or any other Governmental Authority in any country exercising lawful jurisdiction over any Selling Entity or any current union representation questions involving employees of any Selling Entity.

(b)          The Seller Group has in their files a Form I-9 that is validly and properly completed in accordance with applicable Law for each Business Employee principally employed in the United States.  The Seller Group maintains the properly completed Right to Work records for all Business Employees employed in the United Kingdom.  To the Knowledge of the Seller, each Business Employee has, where necessary, current and appropriate permission to work in the country in which they work as of the date of this Agreement.

(c)          The Seller has made available to Purchaser forms of any contracts of employment with Business Employees and the employee policies that apply to the Business Employees.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, the Selling Entities have no initiated any Action or planned to undertake any Action that may cause Employment Loss (as defined in the

Worker Adjustment and Retraining Notification Act (“WARN Act”)) of any Business Employee within the ninety (90)-day period preceding the Closing Date.

(e)          To the Knowledge of the Seller, no Business Employee is in violation of any patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer relating to the right of any such employee to be employed by a Selling Entity because of the nature of the business conducted or presently proposed to be conducted by any Selling Entity or to the use of trade secrets or proprietary information of others.

(f)          There are no employees other than the Business Employees who will become employees of Purchaser or its Affiliates on the transfer of the Business by reason of the consummation of the Transactions.  There are no Persons employed by any member of the Seller Group working principally, wholly or primarily in the Business other than the Business Employees and, as of the date of this Agreement, no offer of employment or engagement has been made to employ or engage any person who is not a Business Employee in the Business, that has not yet been accepted, or which has been accepted, but where the employment or engagement has not yet started.

(g)          No Business Employee who holds a managerial position with any of the Selling Entities in respect of the Business has given written notice terminating their contract of employment or is under notice of dismissal from their employment.

(h)          Since October 1, 2018, in relation to the Business or to any of the Business Employees, there has not been any relevant transfer pursuant to the Transfer Regulations and the Selling Entities have not failed in any material respects to comply with any duty to inform and consult any independent trade union or any other employee representatives in connection with any such relevant transfer.

(i)          To the Knowledge of the Seller, since October 1, 2018, in respect of each Business Employee, all holiday pay for periods of holiday taken under regulation 13 of the Working Time Regulations 1998 has been calculated and paid in accordance with Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time.

SECTION 4.13.          Environmental Matters.

(a)          The Business and each member of the Seller Group (to the extent related to the ownership or conduct of the Business or the Transferred Assets), and the Transferred Real Property, are, and have been since October 1, 2018, in compliance in all material respects with all applicable Laws relating to pollution or the protection of the environment, natural resources, or toxic or hazardous substances or wastes, including those Laws relating to exposure to toxic or hazardous substances or wastes, and worker or occupational health and safety (individually or collectively, “Environmental Laws”), (ii) no member of the Seller Group (to the extent related to the ownership or conduct of the Business or the Transferred Assets) has received any written notice since October 1, 2018 alleging a material violation of or material liability under any

Environmental Law in connection with the ownership or conduct of the Business or any Transferred Real Property, (iii) each member of the Seller Group (to the extent related to the ownership or conduct of the Business or the Transferred Assets) possesses, or has timely applied for, and is in compliance in all material respects with the terms and conditions of, any Environmental Permit required to be held by any member of the Seller Group for the operation of the Business, (iv) there is no material Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of any member of the Seller Group, threatened in writing against any such member of the Seller Group with respect to the ownership, operation or conduct of the Business or any Transferred Assets, including any Transferred Real Property, (v) as of the date of this Agreement, no member of the Seller Group has, with respect to ownership or conduct of the Business, any material liability or material obligation under Environmental Law to conduct any investigation, remediation, response, corrective action or monitoring activities at any Transferred Real Property or any other location, which liability or obligation resulted from the Release of Hazardous Materials, (vi) no member of the Seller Group is, or has become, subject to any Judgment imposed or issued by any Governmental Authority under which there is any material outstanding or material unresolved liability or obligation under Environmental Law on the part of any member of the Seller Group, in each such case, with respect to the ownership or conduct of the Business or any Transferred Asset, including any Transferred Real Property, and (vii) (A) each member of the Seller Group (to the extent related to the ownership or conduct of the Business or the Transferred Assets), the Business and the Transferred Assets are in compliance in all material respects with the REACH-Regulation and any similar Environmental Laws in any legal jurisdictions, such as the United States Toxic Substances Control Act, to the extent applicable to the Business or the Transferred Assets, and (B) except as would not result, individually or in the aggregate, in a material liability or violation of the Business, all registrations, pre-registrations, filings, submissions, documentations, notifications, and authorizations that are required under the REACH-Regulation or similar Environmental Laws to conduct the Business and to manufacture and sell the products of the Business have been made, obtained, secured, transferred and maintained, or caused to be made, obtained, secured, transferred and maintained, and the Seller Group (to the extent related to the ownership or conduct of the Business) and the Business is in compliance in all material respects therewith.

(b)            Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the representations and warranties contained in Section 4.03, Section 4.06, Section 4.15(f) and in this Section 4.13 constitute the sole representations and warranties of the Seller with respect to Environmental Laws and Environmental Permits.

SECTION 4.14.          Intellectual Property.

(a)          Sections 2.02(a)(vii)(A), 2.02(a)(vii)(B), 2.02(a)(vii)(C) and 2.02(a)(vii)(D) and Section 2.02(a)(viii) of the Disclosure Letter set forth a complete and accurate list of all issued Patents, pending Patent applications, registered Trademarks, Trademark applications, registered Copyrights, Copyright applications and domain name registrations included in the Transferred Intellectual Property (the “Registered Intellectual Property”), setting forth, as applicable, the title or name of the Intellectual Property, jurisdiction, application number, application date, registration number and registration date.  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, (i) all material Registered Intellectual Property is subsisting, valid and enforceable, and (ii) all necessary registration, maintenance, renewal and other fees for material Registered Intellectual Property have been paid, all necessary documents for the registration, maintenance and renewal of material Registered Intellectual Property have been filed with the relevant Governmental Authority in the applicable jurisdiction, and all other actions with any Governmental Authority required to maintain the validity and effectiveness of material Registered Intellectual Property have been made.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, each member of the Seller Group (i) owns exclusively or has sufficient rights to use, and has the full rights to transfer to Purchaser, all Transferred Intellectual Property owned or purported to be owned by it, provided that nothing in this Section 4.14(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Transferred Intellectual Property, which is the subject of Section 4.14(d); (ii) has valid and continuing rights pursuant to valid and enforceable Contracts to use and exploit all Licensed Intellectual Property licensed or purported to be licensed by it as the same is used and otherwise exploited in the operation of the Business, and to transfer the rights thereto to Purchaser; and (iii) no Transferred Intellectual Property is subject to any outstanding order, ruling or injunction (including any motion or petition therefor) that does or could reasonably be expected to restrict, impair or otherwise affect the ownership, use or value of such Transferred Intellectual Property.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, no Actions are pending or threatened in writing, and since October 1, 2018, no member of the Seller Group has received any written notice or claim, in each case, (i) challenging the ownership, inventorship, validity or enforceability, or the use by any member of the Seller Group, of any Transferred Intellectual Property or (ii) alleging that any member of the Seller Group is infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person in connection with the conduct of the Business.

(d)          Since October 1, 2018 (i) to the Knowledge of the Seller, no Person has infringed, misappropriated or otherwise violated any Transferred Intellectual Property and (ii) the operation of the Business has not violated, misappropriated or infringed in any material respect the Intellectual Property rights of any other Person.

(e)          Each member of the Seller Group has taken commercially reasonable measures to (i) protect the confidentiality of the material Trade Secrets owned by it and used in the Business and (ii) to prevent the unauthorized disclosure of any such Trade Secrets.  There has been no material unauthorized access to, or use or disclosure of, any such Trade Secrets by any Person since October 1, 2018.

(f)          Each member of the Seller Group has taken commercially reasonable steps to maintain and protect the integrity and operation of its information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment (“IT Systems”).  Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, the IT Systems operate reliably, are in satisfactory working order and have not experienced any actual or alleged security breach or material unauthorized access to or use by any other Person.

(g)          Each member of the Seller Group involved in the conduct of the Business has, at all times since October 1, 2018, been in compliance with (i) all applicable Information Security and Privacy Laws; (ii) such member’s privacy policies and similar binding rules and procedures; and (iii) all contractual and other legal obligations concerning data protection or the privacy, security, collection or use of Personally Identifiable Information; in each case except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.  No Action by any Governmental Authority or Person has been asserted or, to the Knowledge of the Seller, threatened against any member of the Seller Group involved in the conduct of the Business alleging a violation of any Person’s Personally Identifiable Information or any breach or alleged breach of applicable Information Security and Privacy Laws or a right to compensation under applicable Information Security and Privacy Laws. To the Knowledge of the Seller, no member of the Seller Group, with respect to the Business, has suffered any actual or suspected incident, event or circumstance that is a “personal data breach” (under applicable Information Security and Privacy Laws) or a breach of security that otherwise requires notification under applicable Information Security and Privacy Laws.

(h)          Since October 1, 2018, the Selling Entities have required that each employee, officer, director, consultant, independent contractor or other representative or agent of any member of the Seller Group and who (i) has been granted access by any member of the Seller Group to any material trade secrets or confidential information of any member of the Seller Group; or (ii) is or was, or would reasonably have been expected to be or have been, independently or jointly, involved in the creation, development or reduction to practice of any Transferred Intellectual Property, to enter into a written agreement pursuant to which such Person has agreed, in the case of (i), to protect the confidential information of such member of the Seller Group; and, in the case of (ii), to presently assign to a member of the Seller Group all Intellectual Property developed in the course of employment (to the extent ownership of such Intellectual Property did not vest automatically in the Selling Entity under applicable Law) and an obligation to execute any documents and take any other further actions requested by the Seller Group which are reasonably necessary for the Seller Group to perfect and enforce its right, title and interest thereto.  To the Knowledge of the Seller, no current or former employee, consultant or independent contractor of the Selling Entities is in violation in any material respect of any agreement described in this Section 4.14(h).

SECTION 4.15.          Transferred Real Property.

(a)          A true, correct and complete list of Transferred Owned Real Property is set forth in Section 2.02(a)(i)(A) of the Disclosure Letter.  With respect to each Transferred Owned Real Property, (i) a member of the Seller Group has in all material respects good and valid fee simple title (or the respective foreign analogous interest) to such parcel of Transferred Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) other than the rights of

Purchaser pursuant to this Agreement, there are no material outstanding options, rights of first offer or rights of first refusal to purchase the Transferred Owned Real Property or any portion thereof or interest therein, (iii) there is no pending or, to the Knowledge of the Seller, threatened material condemnation, eminent domain or similar proceeding affecting all or any part of the Transferred Owned Real Property, and (iv) other than the leases or licenses with respect to the Transferred Owned Real Property set forth in Section 4.15(a) of the Disclosure Letter (“Third Party Leases”), no member of the Seller Group has leased, or otherwise granted to any third party any material right to use or occupy, any portion of the Transferred Owned Real Property.

(b)          A true, correct and complete list of Transferred Real Property Leases is set forth in Section 2.02(a)(i)(B) of the Disclosure Letter.  To the extent in the Seller’s possession, true, correct and complete copies of all the Transferred Real Property Leases have been previously delivered or otherwise made available to Purchaser as of the date of this Agreement.  With respect to each Transferred Real Property Lease, (i) a member of the Seller Group has in all material respects a valid leasehold, subleasehold or licensee interest (or the respective foreign analogous interest) in the real property subject to each Transferred Real Property Lease, free and clear of all Liens (other than Permitted Liens), (ii) each Transferred Real Property Lease is in full force and effect and constitutes the valid and binding agreement of the applicable member of the Seller Group in all material respects, (iii) neither the relevant member of the Seller Group, nor, to the Knowledge of the Seller, the landlord, sublandlord or licensor (or the analogous foreign party) under such Transferred Real Property Lease is in material default thereunder or has received any written notice that such party is in material default thereunder, (iv) to the Knowledge of the Seller, no event has occurred that, with or without notice or lapse of time or both, would result in a material default by the relevant member of the Seller Group under such Transferred Real Property Lease and (v) no member of the Seller Group has subleased or otherwise granted to any third party any material right to use or occupy any portion of the Transferred Leased Real Property.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, each Transferred Real Property is (i) supplied with utilities and other services as necessary to permit its continued operation as it is now being operated and (ii) in good working order sufficient for its normal operation in the manner currently being operated.

(d)          To the extent in the Seller’s possession, true, correct and complete copies of all the Third Party Leases have been previously delivered or otherwise made available to Purchaser as of the date of this Agreement. With respect to each Third Party Lease, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, (i) each Third Party Lease is in full force and effect and constitutes the valid and binding agreement of the applicable member of the Seller Group, (ii) neither the relevant member of the Seller Group, nor, to the Knowledge of Seller, the tenant, subtenant, licensee, sublicensee or other counterparty thereto (or the analogous foreign party) under such Third Party Lease is in default thereunder or has received any written notice that such party is in default thereunder, and (iii) to the Knowledge of Seller, no event has occurred that, with or without notice or lapse of time or both, would result in a default by the relevant member of the Seller Group under such Third Party Lease.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, Section 4.15(e) of the Disclosure Letter lists (i) each Transferred Owned Real Property that is currently subject to capital expenditures outside of the ordinary course of business (“Material Capital Work”), as well as the expected construction completion dates of such Material Capital Work, (ii) any outstanding general construction or construction management contracts for any such Material Capital Work that are binding on any member of the Seller Group, and (iii) any agreements with third parties under which any member of the Seller Group is a party for the management of or the provision of brokerage or leasing agency services to any of the Transferred Owned Real Property.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, with respect to any recorded land use agreement or environmental covenant affecting a Transferred Owned Real Property, (each, an “Environmental Covenant”), no member of the Seller Group has received written notice that such member of the Seller Group is in default under any Environmental Covenant, except for violations or defaults that have been cured (or for which such notice has been revoked).

SECTION 4.16.          Contracts.

(a)          Section 4.16(a) of the Disclosure Letter sets forth a list of all Material Business Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Business Contract” means any Contract (other than Business Benefit Plans) to which a member of the Seller Group is a party or bound (but only if such Contract primarily relates to or is primarily used or held for use in connection with the Business, Transferred Assets or Assumed Liabilities) or to which any of the Transferred Assets are subject that:

    (i)          is a Contract providing for the formation, creation, governance, economics or control of any joint venture, partnership, joint development, collaboration, strategic alliance or other similar arrangement;

    (ii)         under which (A) any Person that is not a member of the Seller Group guarantees, directly or indirectly, any material Liabilities of any member of the Seller Group or (B) any member of the Seller Group guarantees any material Liabilities of any Person that is not a member of the Seller Group;

    (iii)        under which the Business has (A) granted a Lien (other than a Permitted Lien) on any material Transferred Asset (other than a Lien that will be released on or before the Closing Date), or (B) provides for the sale of any material Transferred Asset or grants any preferential rights to purchase any material Transferred Asset, other than the sale of Inventory in the ordinary course of business;

    (iv)        relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $3,000,000 (A) that was entered into after October 1, 2018 or (B) pursuant to which any (x) earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by, after the assumption of any Transferred Contract, Purchaser or any of its Subsidiaries, of more than $3,000,000 after the date of this Agreement, or (y) other material obligations remain outstanding after the date of this Agreement (in each case of clauses (x) and (y), excluding acquisitions or dispositions of Inventory in the ordinary course of business);

(v)          other than any Transferred Real Property Lease under clause (xiii), is a Contract (other than purchase orders issued in the ordinary course of business under or pursuant to a master Contract, which shall not constitute a separate Contract for purposes of this clause (v), but shall be part of the master Contract to which it relates) that requires aggregate payments by or to the Business of more than $3,000,000 during the twelve (12) month period ended September 30, 2020;

(vi)         (A) is a Contract that contains provisions that (x) prohibit or purport to prohibit the Business from competing in or entering any territory, market or field or freely engaging in business anywhere in the world or (y) grant a right of exclusivity to any Person to make, sell or distribute the Business’s material products or services, other than Contracts that can be terminated (including such restrictive provisions) by a member of the Seller Group on less than ninety (90) days’ notice without payment by any member of the Seller Group of any premium or penalty or (B) is a Contract that requires aggregate payments by the Business of more than $3,000,000 during the twelve (12) month period ended September 30, 2020 that obligates any member of the Seller Group to exclusively obtain from a Person its requirements for, or a minimum quantity of, services or products (including “take or pay” provisions or “output” contracts);

(vii)        reflecting a settlement of any threatened or pending Action either (A) entered into since October 1, 2018 and under which a payment in excess of $3,000,000 was made by or on primarily on behalf of the Business or (B) containing continuing obligations or restrictions on the Business;

(viii)       is a material Shared Contract;

(ix)         is an Affiliate Agreement;

(x)          is a Contract that provides material tolling manufacturing services to or by the Business;

(xi)         is a Contract with a Material Customer or a Material Supplier;

(xii)        is a Contract with a Governmental Authority;

(xiii)       is a Transferred Real Property Lease that requires basic or fixed rent payments of more than $3,000,000 per annum and is not terminable on less than ninety (90) days’ notice; or

(xiv)       is a material license, royalty, joint development or other similar Contract with respect to Intellectual Property (other than in-licenses of generally commercially available, “off-the-shelf” software programs or non-exclusive licenses granted by a Selling Entity in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any Intellectual Property by the Business).

(b)           (i) Each Material Business Contract is valid and binding on the member of the Seller Group party thereto, and to the Knowledge of the Seller, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, (ii) the member of the Seller Group party thereto, and, to the Knowledge of the Seller, any other party thereto, has performed all obligations required to be performed by it under each Material Business Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, and (iii) no member of the Seller Group party thereto, and, to the Knowledge of the Seller, any other party thereto, is in violation of, default or breach under the terms of any such Material Business Contract, nor, to the Knowledge of the Seller, has any event occurred that with the lapse of time, or with or without the giving of notice, or both, would constitute such a violation, default or breach by any member of the Seller Group, except where such violation, default or breach would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.  As of the date of this Agreement, the Seller has made available to Purchaser true, correct and complete copies (including all modifications, amendments and supplements thereto) of each Material Business Contract.

SECTION 4.17.          Insurance.  (a) All material insurance policies issued to any member of the Seller Group, solely to the extent such policies provide coverage for the Business, are in full force and effect in all material respects, except for any expiration thereof in accordance with the terms thereof, (b) no written notice of cancelation or modification has been received in respect of such policies other than in connection with ordinary renewals, and (c) there is no material default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 4.18.          Brokers and Other Advisors.  Except for Citigroup Global Markets Inc., the fees and expenses of which will be paid by the Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of any member of the Seller Group.

SECTION 4.19.          Key Customers and Suppliers.  Section 4.19 of the Disclosure Letter sets forth a list of (a) the top ten (10) customers of the Business (the “Material

Customers”) and (b) the top ten (10) raw material suppliers of the Business (the “Material Suppliers”), based on revenues generated or expenditures, as applicable, during the twelve (12)-month period ended September 30, 2020.  As of the date of this Agreement, no Material Customer or Material Supplier has canceled, terminated or otherwise materially modified its relationship with the Business, and no member of the Seller Group has received written notice from any Material Customer or Material Supplier that it intends to cancel or terminate a material portion of its relationship with the Business or otherwise materially modify its relationship with the Business.  The Seller Group is not engaged in any material dispute with any Material Customer or Material Supplier.

SECTION 4.20.          Affiliate Transactions.  No Affiliate of the Seller Group, or any officer, director or employee of any member of the Seller Group or, to the Knowledge of the Seller, any individual related by blood, marriage or adoption to any such individual or any entity in which any such individual owns any beneficial interest, (a) is a party to any Contract (other than with respect to any officer, director or employee of the Seller Group or any of its Affiliates, any employment-related or similar arrangements) with the Seller or any of its Affiliates with respect to the Business or (b) has any interest in any assets or property used by the Seller or any of its Affiliates with respect to the Business.

SECTION 4.21.          No Other Representations or Warranties.  Except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.03, no member of the Seller Group nor any other Person makes any other express or implied representation or warranty with respect to the Transferred Assets or the Assumed Liabilities or the business, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects of the Business or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information relating to the Business, notwithstanding the delivery or disclosure to Purchaser, any of its Affiliates or any of its and their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing.  In particular, and without limiting the generality of the foregoing, no member of the Seller Group nor any other Person makes or has made any express or implied representation or warranty to Purchaser, any of its Affiliates or any of its and their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Business or (b) except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.03, any oral, written, video, electronic or other information presented to Purchaser, any of its Affiliates or any of its and their respective Representatives in the course of their due diligence investigation of the Business, the negotiation of this Agreement or the course of the Transactions.

ARTICLE V

Representations and Warranties of Purchaser

Purchaser represents and warrants to the Seller that:

SECTION 5.01.          Organization; Standing.  Purchaser and each of its Affiliates that is or will be party to any Transaction Document (each, a “Purchaser Entity”) is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to carry on its business as it is now being conducted, except (other than with respect to such entity’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis.  Each Purchaser Entity is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis.

SECTION 5.02.          Authority; Noncontravention.

(a)          Each Purchaser Entity has all necessary power and authority to execute and deliver the Transaction Documents to which such Purchaser Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the applicable Transactions.  The execution, delivery and performance by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, and the consummation by it of the applicable Transactions, have been duly authorized by such Purchaser Entity and no other corporate or similar action on the part of such Purchaser Entity is necessary to authorize the execution, delivery and performance by such Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party and the consummation by it of the applicable Transactions.  This Agreement has been, and each of the other Transaction Documents to which a Purchaser Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Purchaser Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by the Seller or its applicable Affiliate, each constitutes (or upon the due authorization, execution and delivery hereof or thereof by the applicable Selling Entities will constitute) a legal, valid and binding obligation of each Purchaser Entity party thereto, enforceable against such Purchaser Entity in accordance with its terms, except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)          Neither the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the consummation by such Purchaser Entity of the Transactions, nor the performance or compliance by such Purchaser Entity with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Purchaser Entity or (ii) assuming that the Consents referred to in Section 5.03 are obtained prior to the Closing and the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law or Judgment applicable to such Purchaser Entity or (B) conflict with, result in the breach of, violate, or constitute a default under, or result in the loss, impairment, alteration, termination, assignment, cancellation or acceleration or give rise to the right thereto (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Purchaser Entity, or require a consent or waiver or the payment of a penalty, under any Contract to which such Purchaser Entity is a party, except, in the case of the foregoing clause (ii), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis.

SECTION 5.03.          Governmental Approvals.  Except for filings required under, and compliance with the applicable requirements of, the HSR Act and the Other Required Antitrust Laws, no Consent of any Governmental Authority is necessary for the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the performance by such Purchaser Entity of its obligations hereunder or thereunder and the consummation by such Purchaser Entity of the Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis.

SECTION 5.04.          Available Funds.  Purchaser has or has access to and shall have available to it at the Closing sufficient funds required to be provided by Purchaser for the consummation of the Transactions and for the satisfaction of all of Purchaser’s obligations under the Transaction Documents.

SECTION 5.05.          Brokers and Other Advisors.  Except for Lazard Freres & Co. LLC, the fees and expenses of which will be paid by Purchaser, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Purchaser.

SECTION 5.06.          Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis, there is no (a) pending or, to the Knowledge of Purchaser, threatened Action against any Purchaser Entity or (b) Judgment imposed upon or affecting any Purchaser Entity.

SECTION 5.07.          No Other  Representations or Warranties.  Except for the representations and warranties made by Purchaser in this Article V and in the certificates required to be delivered by the Seller under Section 8.02, no member of the Purchaser Group nor any other Person makes any other express or implied representation or warranty with respect to the business, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects in connection with this Agreement or the Transactions.  Except for the representations and warranties expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.03, Purchaser hereby acknowledges that no member of the Seller Group, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Business, the Transferred Assets or the Assumed Liabilities, or the operations of the Business, including with respect to any oral, written, video, electronic or other information provided or made available to Purchaser or any of its Representatives or any oral, written, video, electronic or other information developed by Purchaser or any of its Representatives or (b) will have or be subject to any Liability or indemnification obligation to Purchaser resulting from the delivery, dissemination or any other distribution to Purchaser or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by Purchaser or any of its Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Purchaser or any of its Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  Purchaser, on behalf of itself and on behalf of its Affiliates and its and their respective Representatives, expressly waives any such claim relating to the foregoing matters.  Purchaser hereby acknowledges (for itself and on behalf of its Affiliates and its and their respective Representatives) that it has conducted, to its satisfaction, its own independent investigation of the Business and its operations, assets and financial condition and, in making its determination to proceed with the Transactions, Purchaser and its Affiliates and its and their respective Representatives have relied on the results of their own independent investigation.  Notwithstanding the foregoing, nothing in this Section 5.07 shall limit Purchaser’s remedies in the event of Fraud arising from the express representations and warranties made by the Seller in Article IV.

SECTION 5.08.          Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  Purchaser acknowledges and agrees that it is an informed and sophisticated purchaser and has engaged expert Representatives who are experienced in the evaluation and purchase of businesses such as the Business (including the Transferred Assets and the Assumed Liabilities) as contemplated hereunder, and has had such access to the information, documents, personnel and properties of the Seller Group as it deems necessary and appropriate to make such independent evaluation and purchase.  In connection with the due diligence investigation of the Business by or on behalf of Purchaser, Purchaser and its Representatives have received and may continue to receive from the Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plans and other information, regarding the Business, the Transferred Assets or the Assumed Liabilities, and the operations of the Business.  Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in providing such business and strategic plans and other information, with which Purchaser is familiar, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans and other information, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Purchaser has not relied on any such information and will have no, and hereby waives any, claim against the Seller, their Affiliates or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article IV or the certificates required to be delivered by the Seller under Section 8.03, any rights hereunder with respect thereto.

ARTICLE VI

Covenants Relating to Conduct of Business

SECTION 6.01.          Conduct of Business Before the Closing.

(a)          Except (w) as required by applicable Law, (x) any good faith, reasonable action or inaction of any member of the Seller Group in response to COVID-19 or any COVID-19 Measures (in each case, to the extent reasonably practicable, after first reasonably consulting with Purchaser and taking into consideration the reasonable concerns of Purchaser), (y) as expressly contemplated, required or permitted by this Agreement and the other Transaction Documents or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is validly terminated pursuant to Section 9.01), unless Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall, and shall cause the other members of the Seller Group involved in the conduct of the Business to, use its commercially reasonable efforts to carry on the Business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve the present goodwill and ongoing operations of the Business, including to preserve the present commercial relationships with Persons with whom it does business and keep available the services of its current officers and employees of the Business; provided that no action by any member of the Seller Group with respect to matters specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b)          Except (w) as required by applicable Law, (x) any good faith, reasonable action or inaction of any member of the Seller Group in response to COVID-19 or any COVID-19 Measures (in each case, to the extent reasonably practicable, after first reasonably consulting with Purchaser and taking into consideration the reasonable concerns of Purchaser), (y) as expressly contemplated, required or permitted by this Agreement or the other Transaction Documents or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is validly terminated pursuant to Section 9.01), unless Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall not, and shall not permit any member of the Seller Group to (in each case, solely to the extent related to the Business):

    (i)         sell, lease (or sublease), transfer, license, assign, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any material Transferred Asset (other than Intellectual Property, which is addressed in clause (ix) below), other than the sale of obsolete, worn-out or excess equipment or assets in the ordinary course of business or sales of goods or services in the ordinary course of business or pursuant to Contracts in existence as of the date of this Agreement;

    (ii)        acquire any material assets that would constitute Transferred Assets outside of the ordinary course of business;

    (iii)       make any loans, advances (other than accounts receivable), capital contributions or investments for the Business, in each case that would constitute a Transferred Asset, to any Person outside the Seller Group other than in the ordinary course of business or pursuant to Contracts in existence as of the date of this Agreement;

    (iv)       (A) establish, adopt, extend, amend or terminate any Business Benefit Plan or Collective Bargaining Agreement with respect to any Business Employee, (B) materially increase the compensation or benefits of any Business Employee, or grant any retention, change of control, incentive, severance, bonus or termination payment to, any Business Employee, (C) grant to any Business Employee any equity-based awards or remove or modify existing restrictions in any such awards made to any such employee, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefits for any Business Employee or (E) recognize any labor union, labor organization or works council as the collective bargaining representative for any Business Employee, in each case, except (1) as required by any applicable Law, any Business Benefit Plan, any employment agreement or any Collective Bargaining Agreement, (2) in the ordinary course of business, (3) as contemplated in Section 7.06, (4) as may be initiated by the Seller or one or more of their respective Affiliates with respect to their employees generally in the applicable jurisdiction or geographic location, and (5) arrangements that will not result in any Liability under this Agreement or otherwise to Purchaser or any of its Affiliates;

    (v)        transfer internally, promote, hire, or otherwise alter the duties and responsibilities of, any individual (A) who is a Business Employee such that such individual is no longer primarily engaged in the Business or (B) who is not a Business Employee such that such individual is primarily engaged in the Business, in each case, other than actions that are taken in the ordinary course of business (e.g., to fill a vacancy, as part of a normal or planned rotation or upon a termination for cause or due to death or disability);

    (vi)       make any changes in financial accounting methods, principles or practices other than (A) changes that are being made to Seller Parent’s businesses generally in the ordinary course of business and (B) as may be required by GAAP (or any interpretation thereof) or by any applicable Law;

    (vii)      enter into any waiver, assignment, compromise, settlement or release with respect to any material Action relating to the Business that is, in whole or in part, an Assumed Liability other than (A) any settlement or release that contemplates only the payment of money without any material ongoing limits on the conduct or operation of the Business and results in a release of the claims giving rise to such Action, (B) any settlement or release involving the payment of Liabilities to the extent reflected or reserved against in the Financial Statements or (C) to the extent such Action and any associated Liabilities are Excluded Liabilities;

    (viii)     waive any claims or rights that, to the Knowledge of the Seller, are of material value that constitute Transferred Assets other than waivers granted in the ordinary course of business;

    (ix)       (A) dispose of, abandon, permit to lapse, transfer, assign or grant any license, sublicense or other rights under or with respect to any material Transferred Intellectual Property other than non-exclusive licenses granted in the ordinary course of business, (B) fail to take commercially reasonable measures to protect the confidentiality of the material Trade Secrets owned by any member of the Seller Group and used in the Business, or (C) permit the disclosure of any material Trade Secrets held by any member of the Seller Group and used in the Business to any Person that is not subject to a written and enforceable confidentiality or non-disclosure obligation;

    (x)        (A) enter into any Contract after the date of this Agreement that would have been a Material Business Contract if in effect on the date of this Agreement; (B) materially amend, modify, terminate, fail to renew, or waive or grant any consent under any provisions of any Material Business Contract or any Contract entered into after the date of this Agreement that would have been a Material Business Contract if in effect on the date of this Agreement, in each case under clauses (A) and (B), other than in the ordinary course of business and except for renewals, terminations or expirations in accordance with the terms of any Material Business Contract; or (C) engage in or enter into any Affiliate Agreement that will not terminate as of the Closing;

    (xi)       make any capital commitment or expenditure other than in the ordinary course of business; or

    (xii)      authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)          Except as expressly contemplated or permitted by this Agreement or the other Transaction Documents or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of the Seller, (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions to effect the Closing set forth in Article VIII to not be satisfied, (ii) take any action, or fail to take any action, in either case the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the Transactions or (iii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(d)          Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges and agrees that on or prior to the Closing Date, the Seller or any of its Affiliates may (but shall have no obligation to) (i) take commercially reasonable actions that would otherwise require the prior written consent of Purchaser under this Section 6.01 to the extent the Seller reasonably deems such action to be required by Law or otherwise reasonably necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or to address (A) imminent or substantial risks to human health or safety or (B) material damage to the environment, Transferred Real Property, material equipment or other material assets of the Seller Group and (ii) take actions, including (A) contributions, transfers, assignments and acceptances of assets and Liabilities, (B) the repayment of Indebtedness and the extinguishment of Liens and (C) the settlement, capitalization or cancellation of any intercompany Indebtedness or Contracts and other agreements that will not constitute Material Business Contracts, in the case of clauses (A) through (C) of this clause (ii), in order to facilitate the consummation of the Transactions.  For the avoidance of doubt, nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Seller Group’s business, including, prior to the Closing, the Business.  Prior to the Closing, the Seller Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

ARTICLE VII

Additional Covenants of the Parties

SECTION 7.01.          Efforts.

(a)          Subject to the terms and conditions of this Agreement, Purchaser and the Seller shall use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining all Consents from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) executing and delivering any additional instruments necessary to consummate the Transactions and (iv) defending or contesting in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other Consents relating to (A) Antitrust Laws, which are dealt with in Sections 7.01(b) and (c) and (B) Transferred Assets, which are dealt with in Section 2.04.

(b)          Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) and any required notification under any other Antitrust Laws as promptly as reasonably practicable following the date of this Agreement, and in any event within fifteen (15) Business Days following the date of this Agreement, and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such other Antitrust Laws and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction so as to enable the parties hereto to consummate the Transactions prior to the Termination Date.  Without limiting the foregoing, Purchaser shall promptly take, or cause to be taken, any and all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act (“HSR Approval”) or any other Antitrust Law or any other Consent under Antitrust Laws, and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit or restrict the consummation of the Transactions or delay the consummation of the Transactions beyond the Termination Date, including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets used in or businesses of the Purchaser U.S. Business (including, after the Closing, any Transferred Assets), (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets used in or businesses of the Purchaser U.S. Business (including, after the Closing, any Transferred Assets), (D) terminating existing relationships, contractual rights or obligations of Purchaser or any of its Affiliates, (E) terminating any joint venture or other arrangement or (F) creating any relationship, contractual right or obligation of Purchaser or any of its Affiliates (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Seller, by consenting to such action by the Seller (including any Consents required under this Agreement or the other Transaction Documents with respect to such action); provided that any such action may, at the discretion of the Seller, be conditioned upon the Closing) and (ii) defending through litigation any claim asserted in a court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would or would reasonably be expected to prevent the Closing from occurring prior to the Termination Date. All such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 7.01 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.  Purchaser will not withdraw its initial filing pursuant to the HSR Act or any other Antitrust Law, as the case may be, and refile any of them, unless the Seller has consented in advance to such withdrawal and refiling (which consent shall not be unreasonably withheld, conditioned or delayed), in which case such refiling shall be made promptly. Purchaser shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The Seller and Purchaser and any of their respective Affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of the approval of the DOJ or FTC as necessary.  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.  Purchaser and the Seller shall jointly, and on an equal basis (x) control the strategy for obtaining any Consents from any Governmental Authority in connection with the Transactions and (y) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.  Neither Purchaser nor Seller shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party.

(c)          Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, and allow the other party to review in advance and consider in good faith the views of the other party with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto prompt notice of, and the reasonable opportunity to attend and participate in, such meetings and conferences.

(d)          Notwithstanding anything to the contrary in Section 2.04, Purchaser and the members of the Seller Group shall cooperate and shall cause their Affiliates to cooperate using their respective commercially reasonable efforts to transfer, obtain, or to cause to be transferred or obtained, prior to the Closing or as soon as practicable thereafter, any Environmental Permit necessary for Purchaser to own and operate the Business and the Transferred Assets.  In furtherance of the foregoing, (i) during the period commencing on the date hereof and continuing until six (6) months after the Closing, each of Purchaser and the members of the Seller Group shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with transferring or obtaining (and/or terminating, if required by Law or Environmental Law) any such Environmental Permits, and (ii) if any Environmental Permits are not transferred or obtained prior to the Closing, pending the earlier of obtaining such Environmental Permit or the expiration of such six (6)-month period, Purchaser and each member of the Seller Group shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Purchaser or any member of the Seller Group under which Purchaser shall obtain the benefit of and bear the burdens and obligations of ownership of any such Environmental Permits held by a member of the Seller Group in connection with the ownership or operation of the Business or the Transferred Assets; provided that no member of the Seller Group shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party; provided, further, that Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against any actual Losses arising out of or relating to any Environmental Permit held by any member of the Seller Group for the benefit of Purchaser pursuant to any arrangement established pursuant to clause (ii), to the extent related to any period of such arrangement.  If such Environmental Permit is not transferred or obtained prior to the expiration of such six (6) month period, the members of the Seller Group will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Purchase Price be reduced, or any member of the Seller Group or its Affiliates be subject to any liability or cost, on account of the Purchaser’s failure to obtain any such Environmental Permit.

(e)          Notwithstanding anything to the contrary in this Agreement, the Seller and its Affiliates shall have no obligation to pay money or offer or make any concession or grant any accommodation (financial or otherwise) to any Governmental Authority or other third party in connection with the performance of their respective obligations under this Section 7.01.

SECTION 7.02.          Public Announcements.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Purchaser and the Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other party following such consultation; provided that in the event that such press release or other public statement shall be required by applicable Law, court process or the applicable rules and regulations of any national securities exchange or national securities quotation system, the disclosing party shall be required to consult with the other party and give such other party a reasonable opportunity to review and comment on such public statement prior to its release to the extent permitted by Law.  Notwithstanding the forgoing, this Section 7.02 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 7.03.          Access to Information; Confidentiality.

(a)          Between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement pursuant to Section 9.01, upon reasonable notice, the Seller shall, and shall cause the other members of the Seller Group to, afford to Purchaser and its Representatives reasonable access during normal business hours to the Transferred Assets (other than with respect to Records to the extent relating to the negotiation and execution of this Agreement or any other Transaction Document or any proposals from other parties relating to any alternative transactions), and the Seller shall, and shall cause the other members of the Seller Group to, furnish to Purchaser and its Representatives such information relating primarily to the Business as Purchaser may reasonably request, and cooperate with and provide reasonable assistance to Purchaser, in each case for the primary purposes of transition and integration planning and confirming the satisfaction of closing conditions hereunder (other than any Records covered by Section 2.02(b)(vi)); provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business and the Retained Businesses; provided, further that no member of the Seller Group shall be obligated to provide such access or information if the Seller determines, in its reasonable judgment, that doing so could (a) violate or prejudice the rights of its customers, (b) result in the disclosure of Trade Secrets or competitively sensitive or classified information to third parties, (c) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (d) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (e) be adverse to the interests of a member of the Seller Group in any pending or threatened Action, (f) expose a member of the Seller Group to risk of Liability for disclosure of sensitive or personal information or (g) reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures.  In any such event, at Purchaser’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability or prohibited or inadvisable action.  Notwithstanding any provision to the contrary in this Agreement, in connection with the access rights provided under this Section 7.03(a), Purchaser shall have no right to conduct any intrusive, invasive or subsurface investigation or sampling of any environmental media or building materials at any Transferred Real Property.  All requests for information made pursuant to this Section 7.03 shall be directed to the executive officer or other Person designated by the Seller.

(b)          Until the Closing, all information provided by the Seller pursuant to Section 7.03 will be subject to the terms of the letter agreement dated as of June 16, 2021 by and among the Seller and Purchaser (the “Confidentiality Agreement”).  Effective upon, and only upon, the

Closing, the confidentiality provisions of the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that Purchaser acknowledges that all of its other obligations under the Confidentiality Agreement, including its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of the Seller, its Affiliates or any of their respective Representatives concerning the Retained Businesses, the Seller, its Affiliates or any of their respective Representatives (other than solely with respect to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding.

SECTION 7.04.          Employee and Permits Schedule Updates.  Prior to the Closing Date, the Seller may deliver to Purchaser an updated (a) Section 7.06(a) of the Disclosure Letter setting forth updates to the list of employees thereon who constitute Business Employees or (b) Section 2.02(a)(v) of the Disclosure Letter setting forth updates to the list of assets thereon which constitute Transferred Permits; provided that such updates shall reflect only, (i) in the case of Section 7.06(a) of the Disclosure Letter, (A) the addition or deletion of individuals to reflect whether or not they are primarily engaged in the Business as a result of an action not prohibited by Section 6.01(b)(v) or (B) immaterial updates and (ii), in the case of Section 2.02(a)(v) of the Disclosure Letter, (A) assets acquired by a member of the Seller Group for use by the Business after the date hereof, (B) the disposition of assets listed on such sections of the Disclosure Letter as of the date hereof in the ordinary course of business or otherwise in a manner not prohibited by this Agreement or (C) the identification by the Seller after the date hereof of assets reasonably necessary for the operation of the Business.  Sections 7.06(a) or 2.02(a)(v) of the Disclosure Letter, if and as updated in accordance with this Section 7.04, shall set forth the Business Employees and Transferred Permits, respectively, for all purposes of this Agreement from and after the date of delivery thereof by the Seller.

SECTION 7.05.          Insurance.  Subject to Section 7.14(b), coverage under all insurance policies or self-insurance programs, including those relating to the Business, the Transferred Assets and the Assumed Liabilities, arranged or maintained by the Seller or any of its Affiliates is only for the benefit of the Seller and its Affiliates, and not for the benefit of Purchaser or any of its Affiliates.  As of the Closing, the Business, the Transferred Assets and the Assumed Liabilities shall cease to be insured by the insurance policies of the Seller or any of its Affiliates or by any of their respective self-insurance programs.  Purchaser acknowledges and agrees that it is Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Business, the Transferred Assets and the Assumed Liabilities covering all periods, including following the Closing and, without prejudice to any right to indemnification pursuant to this Agreement or any other Transaction Documents, agrees not to seek, through any means, to benefit from any of the insurance policies of the Seller or any of its Affiliates which may provide coverage for claims relating in any way to the Business, the Transferred Assets or the Assumed Liabilities prior to the Closing.  Notwithstanding the foregoing, with respect to events or circumstances relating to the Business, the Transferred Assets and the Assumed Liabilities that occurred or existed prior to the Closing that are covered by the Seller or its Affiliates’ occurrence-based insurance policies (other than any self-insurance or captive insurance) (such insurance policies, the “Seller Insurance Policies”), after the Closing, at Purchaser’s reasonable request, the Seller shall or shall cause its Affiliates to provide Purchaser with access to such Seller Insurance Policies and will take commercially reasonable actions to assist Purchaser in making claims under the Seller Insurance Policies in respect of the Business, the Transferred Assets and the Assumed Liabilities under the Seller Insurance Policies, and Purchaser shall exclusively bear the amount of (a) any “deductibles” or net retentions associated with such claims and (b) any out-of-pocket costs and expenses incurred by the Seller or its Affiliates with respect to such claims that are not covered under the relevant Seller Insurance Policies. If and to the extent that on or after the Closing Date, any of the Seller or its Affiliate receives any payment in respect of any claim relating to any Transferred Asset under the Seller Insurance Policies, the Seller shall, and shall cause its Affiliates to, hold such payment for the benefit of Purchaser and remit such payment to Purchaser or its designee as promptly as practicable.

SECTION 7.06.          Employee Matters.

(a)          Employee Information.  To the extent permitted by applicable Law and as soon as practicable after the date of this Agreement, the Seller shall provide Purchaser with a list of each Business Employee on Section 7.06(a) of the Disclosure Letter containing an identification number, date of hire, position, exempt or non-exempt status, primary work location, base salary or wage rate, bonus opportunity range or target bonus, as applicable, visa status, vacation or paid time off opportunity, together with any other information required under the Transfer Regulations (as defined below) or reasonably necessary for Purchaser to make offers of employment or otherwise comply with this Section 7.06, and the Seller shall update such information periodically prior to the Closing Date to reflect new hires, leaves of absence and employment terminations and any other material changes thereto and provide copies of such updated lists and information to Purchaser.

(b)          Offers of Employment.  In the event the employment of a Business Employee actively employed by the Seller does not transfer to Purchaser or its Affiliates upon the occurrence of the Closing by operation of Law (each such employee, an “Offer Employee”), not less than ten (10) Business Days prior to and contingent on the Closing, Purchaser or one of its Affiliates will offer employment, effective as of the Closing Date, to such Offer Employee in accordance with this Agreement.  Offers pursuant to this Section 7.06(b) shall (i) be for a comparable position at the same or a nearby geographic work location, in each case, to those as of the Closing Date, (ii) be sufficient to avoid statutory, contractual, common Law or other severance obligations (to the extent possible to do so pursuant to applicable Law) and (iii) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits).  With respect to any Offer Employee who, as of the Closing Date, is on approved leave of absence from work with the Seller or its Affiliates (each, an “Inactive Employee”), Purchaser shall offer employment to such individual to commence on the earliest practicable date following the return of such individual to work with the Seller and its Affiliates and otherwise on terms and conditions consistent with this Section 7.06; provided that such employee returns to work within one hundred and eighty (180) days following the Closing Date or such later time as required by applicable Law or the terms of any applicable Collective Bargaining Agreement upon presenting themselves for duty to the Business and, unless required otherwise by applicable Law or the terms of the applicable Collective Bargaining Agreement, does not begin to receive long-term disability benefits.  For the avoidance of doubt, the Seller shall remain solely responsible for all Liabilities and obligations arising with respect to any Inactive Employee from the Closing through the date on which such individual returns to active employment, including all compensation and employee benefits obligations relating to such Inactive Employee.  The Seller shall promptly notify Purchaser of the occurrence and end of any such leave of absence.  In the case of any Inactive Employee who becomes a Transferred Employee on or after the day following the Closing Date, all references in this Agreement to the “Closing” and the “Closing Date” (other than in this Section 7.06(b), the first sentence of Section 7.06(c)(v), the first sentence of Section 7.06(c)(vi), the first sentence of Section 7.06(e)(i), Section 7.06(j) and Section 7.06(k)) shall be deemed to be references to the time and date on which such individual becomes a Transferred Employee.  In any jurisdiction where the employment of a Business Employee will transfer to Purchaser and its Affiliates upon the occurrence of the Closing by operation of Law, Purchaser and the Seller agree to take, or cause their respective Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Business Employee will transfer to Purchaser or its Affiliates without any action on the part of such Business Employee as of the Closing Date.

(c)          Compensation and Employee Benefits.

    (i)          Compensation and Benefits Comparability.  With respect to U.S. Transferred Employees, for the period commencing immediately following the Closing and ending on December 31 of the calendar year following the calendar year in which the Closing occurs (the “Continuation Period”), Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee during his or her employment with Purchaser and its Affiliates (A) a base salary or base wage rates (as applicable) that are no less favorable than those in effect for each such Transferred Employee immediately prior to the Closing, (B) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than those in effect for each such Transferred Employee immediately prior to the Closing, (C) other compensation and benefits (including retirement, health and welfare and fringe benefits) that, in the aggregate, are substantially comparable to those in effect for each such Transferred Employee immediately prior to the Closing and (D) with respect to terminations that occur during the Continuation Period, severance benefits that are no less favorable than the greater of those (x) that would have been provided to each such Transferred Employee in connection with a termination by the Seller or its Affiliates under the Seller’s severance policy in effect as of January 1, 2021 and (y) provided by Purchaser to similarly-situated employees.  Without limiting the generality of this Section 7.06(c)(i), Section 7.06(j), or Purchaser’s rights and/or obligations hereunder and thereunder, with respect to U.S. Transferred Employees covered by any Collective Bargaining Agreement, effective from and after the Closing Date, Purchaser and its Affiliates shall comply with applicable Law concerning such Collective Bargaining Agreement in the context of this Agreement.

    (ii)          Service Credit.  With respect to U.S. Transferred Employees, from and after the Closing Date, Purchaser shall, or shall cause its Affiliates to, provide credit (without duplication) to each Transferred Employee for his or her service recognized by the Seller and its Affiliates and their respective predecessors before the Closing Date for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off and severance entitlements to the same extent and for the same purposes as such service was credited under any similar Business Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing Date, provided that such service shall not be recognized for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan or to the extent that such recognition would result in a duplication of benefits or for purposes of any frozen or discontinued Business Benefit Plan or any frozen or discontinued portion of a Business Benefit Plan.

    (iii)          Non-U.S. Transferred Employees.  Notwithstanding any other provision of this Section 7.06 to the contrary, with respect to each Non-U.S. Transferred Employee, for the Continuation Period, or such longer period required by applicable Law, Purchaser or its Affiliates shall provide to such employee (A) terms and conditions of employment (including seniority and other service credit) that individually, are no less than as required by applicable Law, and in the aggregate, are no less favorable than those provided by the Seller and its Affiliates immediately prior to the Closing Date and (B) amounts (and, to the extent required by applicable Law, types, including defined benefit pension benefits, where applicable) of compensation and benefits (including severance and equity compensation benefits) that, individually, are no less than as required by applicable Law and, in the aggregate, are no less favorable than those provided by the Seller and its Affiliates immediately prior to the Closing Date.  For the avoidance of doubt, Purchaser may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits (unless otherwise required by applicable Law).  Without limiting the generality of this Section 7.06(c)(iii), Section 7.06(j), or Purchaser’s rights and/or obligations hereunder and thereunder, with respect to Transferred Employees covered by any Collective Bargaining Agreement, effective from and after the Closing Date, Purchaser and its Affiliates shall comply with applicable Law concerning such Collective Bargaining Agreement in the context of this Agreement.

    (iv)          Severance or Other Termination Liabilities.  Purchaser or its Affiliates shall bear all the Liabilities relating to, and shall indemnify and hold harmless the Seller Indemnitees from and against, (A) any claims made by or on behalf of any Business Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any other claim or Liability (whether related to compensation, benefits or otherwise), in each case, directly or indirectly arising out of or in connection with (x) the failure of Purchaser or its Affiliates to make an offer of employment to, or continue the employment of, any Business Employee or any other individual who is entitled to transfer to Purchaser or its Affiliates upon the occurrence of the Closing by operation of Law, in each case, in accordance with this Agreement or applicable Law or (y) any Business Employee’s refusal to accept an offer of employment from (or to commence employment with), or any objection to the automatic transfer of employment to, Purchaser or its Affiliates; provided that, Purchaser’s obligation to bear all Liabilities and indemnity and hold harmless the Seller Indemnitees pursuant to this subclause (A) shall in no event exceed $500,000 in the aggregate, and (B) any claims relating to the employment, compensation or benefits of any Transferred Employee on or after the date the Transferred Employee becomes a Transferred Employee, including in respect of any act or omission relating to Purchaser’s or any of its Affiliates’ employment of any Transferred Employee on or after the date the Transferred Employee becomes a Transferred Employee.

    (v)          Welfare Plans.  No later than the Closing Date, Purchaser shall use commercially reasonable efforts to establish or cause to be established, at its own expense, all necessary retirement, employee welfare and employee benefit plans for Transferred Employees, as applicable, and Purchaser and its Affiliates shall indemnify and hold harmless the Seller Indemnitees from any Liabilities and Losses incurred by the Seller or any of its Affiliates relating to any delay in establishing such plans. Purchaser or one of its Affiliates shall be responsible for with respect to the Assumed Benefit Plans, all Liabilities related to welfare benefit claims, regardless of when incurred. The Seller and its Affiliates shall be responsible for all Liabilities under the Business Benefit Plans that are not Assumed Benefit Plans, including welfare benefit claims regardless of when incurred or reported. Purchaser shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, provide that no pre-existing conditions, exclusions or waiting periods shall apply to Transferred Employees under the corresponding benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Transferred Employee prior to the Closing Date. With respect to the plan year during which the Closing occurs, Purchaser shall provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any employee benefit plan of Purchaser or its Affiliates in which such Transferred Employee is eligible to participate following the Closing Date, to the extent the Seller arranges for the transfer of such information to Purchaser’s employee benefit plans.

    (vi)          Workers Compensation.  The Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the date a Business Employee becomes a Transferred Employee.  Purchaser and its Affiliates shall be responsible for all claims for workers compensation benefits that are based on an event giving rise to a claim occurring on or after the date any Business Employee becomes a Transferred Employee.  A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs.  If the Workers Compensation Event occurs over a period both preceding and following the date a Business Employee becomes a Transferred Employee, the claim shall be the joint responsibility and Liability of the Seller and Purchaser and shall be equitably apportioned between the Seller and Purchaser based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the date a Business Employee becomes a Transferred Employee.

    (vii)          Cafeteria Plan.  Purchaser shall, or shall cause its Affiliates to, have in effect as of the Closing Date flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser’s Cafeteria Plan”) that provide benefits that are comparable to those provided to Transferred Employees by the flexible spending reimbursement accounts under the Seller’s Flexible Benefits Plan as of immediately prior to the Closing Date (the “Seller’s Cafeteria Plan”).  Purchaser shall, or shall cause its Affiliates to, cause Purchaser’s Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts from Seller’s Cafeteria Plan and shall honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Transferred Employee under the Seller’s Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date.

    (viii)          Incentive Compensation.  With respect to the current performance period which ends on the last day of the Seller’s fiscal year, the Seller shall make an annual bonus payment, or in the case where the Closing Date occurs prior to the end of such fiscal year, a pro-rated annual bonus payment to each Business Employee who is not an Inactive Employee as of, and who remains employed through, the Closing Date.  Seller may determine such annual bonus amount using any good faith methodology (which need not be the same for each Business Employee), including, without limitation, by basing such amount upon target bonus, actual performance and individual performance.  Such bonuses, whether or not pro-rated, shall be paid no later than the date on which Seller pays annual bonuses to similarly situated other employees of Seller and its Affiliates.  In the case of any Transferred Employee who is an Inactive Employee as of the Closing Date, Seller and its Affiliates will comply with all applicable Law relating to the payment, whether pro-rated or not, to such employee of a bonus with respect to the period that precedes the Closing Date. For the avoidance of doubt, the Seller shall be solely responsible for the foregoing bonus payments and the associated Tax Liabilities. From and after the Closing Date, each Transferred Employee shall participate in the annual bonus programs of Purchaser, subject to Section 7.06(c)(iii).

    (ix)          Vacation and Paid Leave.  From and after the Closing Date, Purchaser shall, and shall cause its Affiliates, to assume and honor all accrued but unused vacation and other paid time off of the Transferred Employees, provided, however, if the Seller or any of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of any Transferred Employee, Purchaser shall hold harmless and reimburse the Seller and its Affiliates for such payment no later than ten (10) Business Days following the date such payment is made by the Seller or its Affiliates.

    (x)          Business Employee Benefit Plans.  From and after the Closing Date, the Transferred Employees shall cease to be active participants in the Business Benefit Plans that are not Assumed Benefit Plans. In the case of any Business Employee who is an Inactive Employee as of the Closing Date, such Business Employee shall continue to participate in the Business Benefit Plan while employed by the Seller Group until the date the Business Employee becomes a Transferred Employee.

(d)          Assumed Benefit Plans.  Purchaser and its Affiliates shall assume all assets and Liabilities related to all Assumed Benefit Plans.

(e)          Defined Contribution Plans.

    (i)          Effective as of the Closing or as soon as administratively practicable thereafter, Purchaser shall use commercially reasonable efforts to create or designate a defined contribution pension plan (the “Purchaser DC Plan”) for the benefit of the Transferred Employees who participated in one or more of the defined contribution pension plans maintained by the Seller or its Affiliates that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing Date (collectively, the “Business DC Plan”). Such Transferred Employees are referred to hereinafter as the “DC Employees”. The DC Employees shall be given credit under the Purchaser DC Plan for all service with and compensation from the Seller and its Affiliates and their respective predecessors as if it were service with and compensation from Purchaser for purposes of determining eligibility and vesting under the Purchaser DC Plan, to the same extent and for the same purpose as such service and compensation was credited under the Business DC Plan. The Purchaser DC Plan shall be tax-qualified in the same manner as the Business DC Plan, and Purchaser shall provide the Seller any determination letters or similar documentation evidencing such qualification.

    (ii)          The Purchaser DC Plan will use commercially reasonable efforts to provide for the receipt in cash (or, with respect to any notes relating to DC Employees’ outstanding loans under the Business DC Plan, in kind) from the DC Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to loans. Purchaser and the Seller will cooperate in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those DC Employees who timely elect to rollover their account balances, including notes, directly into the Purchaser DC Plan.

(f)          Retention Payments.  Purchaser shall pay, or cause to be paid, any amounts owed to Transferred Employees, less applicable tax withholding, in respect of the retention agreements described as Item 1 under “Global” in Section 4.11(a) of the Disclosure Letter (each, a “Retention Agreement”), subject to and in accordance with the terms and conditions of any such Retention Agreement.  Purchaser shall notify the Seller in writing of the payments made under the Retention Agreements and within ten (10) Business Days following notice from Purchaser, the Seller shall reimburse Purchaser for the amount of the payments made under the Retention Agreements that exceeds $1,600,000 in the aggregate (including the amount of any tax withholdings plus the employer portion of any payroll taxes).

(g)          Qualified Defined Benefit Plans.  The Seller shall retain all Liabilities under each Business Benefit Plan that is a defined benefit pension plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA (a “Seller Qualified Plan”) in respect of benefits accrued thereunder by Transferred Employees prior to the Closing Date and shall make payments to Transferred Employees with vested rights thereunder in accordance with the terms of such plan and applicable Law.  No Transferred Employee shall accrue any benefit under such plans in respect of service with Purchaser or any of its Affiliates after the Closing Date.  No assets or Liabilities of any Seller Qualified Plan shall be transferred to a retirement plan maintained by Purchaser or any of its Affiliates, and none of the Purchaser or any of its Affiliates shall have any Liabilities or Losses in respect of any Seller Qualified Plan.

(h)          Deferred Compensation Plans.  The Seller shall retain all Liabilities under each Business Benefit Plan that is a nonqualified deferred compensation plan (a “Seller Deferred Compensation Plan”) in respect of benefits accrued thereunder by Transferred Employees prior to the Closing Date and shall make payments to Transferred Employees with vested rights thereunder in accordance with the terms of such plan and applicable Law.  No Transferred Employee shall accrue any benefit under such plans in respect of service with Purchaser or any of its Affiliates after the Closing Date.  No assets or Liabilities of any Seller Deferred Compensation Plan shall be transferred to a plan maintained by Purchaser or any of its Affiliates, and none of the Purchaser or any of its Affiliates shall have any Liabilities or Losses in respect of any Seller Deferred Compensation Plan.

(i)          Equity Compensation.  The Seller shall retain all Liabilities under each Business Benefit Plan that provides for equity compensation awards held by any Business Employee which shall be treated in accordance with their terms.

(j)          Labor and Employment Law Matters.  Purchaser and the Seller shall, and shall cause their applicable Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with each works council, union, labor board, employee group, or Governmental Authority where so required under applicable Law.  The Seller shall regularly review with Purchaser the progress of such notifications, consultations and negotiations with each works council, union, labor board, employee group and Governmental Authority regarding the effect, impact or timing of the Transactions. Purchaser and the Seller shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees. Purchaser or its applicable Affiliate shall become a party to any Collective Bargaining Agreement with respect to any Transferred Employee; provided that, Purchaser or its applicable Affiliate may replace employee benefit plans sponsored by the Seller with alternative plans providing comparable benefits in the aggregate so long as Purchaser commences, only after the Closing, any discussions with the applicable union in respect of such alternative benefit plans under a Collective Bargaining Agreement.  In addition, Purchaser shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any Collective Bargaining Agreement with respect to any Transferred Employee.  Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable Collective Bargaining Agreement to continue to apply. Purchaser shall indemnify the Seller Indemnitees for any Liabilities incurred by any of them with respect to Purchaser’s noncompliance with the foregoing obligations.  For the avoidance of doubt, nothing in this Section 7.06(j) shall result in any Liability to Purchaser with respect to any Seller Qualified Plan (including the Pension Plan for Hourly Employees of Ashland Chemical Company (Calumet City Facility)) or modify the Seller’s obligations pursuant to Section 7.06(f).

(k)          Regulatory Matters.  If any Business Employee requires a work permit, work visa or employment pass or other legal or regulatory approval for his or her employment with Purchaser or its Affiliates, Purchaser and the Seller shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing Date.  Notwithstanding the foregoing, to the extent permitted by applicable Law and any applicable Collective Bargaining Agreement, in the event an applicable work permit, work visa, pass or other approval for a Business Employee is not in place with Purchaser or its applicable Affiliate as of the Closing Date, such Business Employee shall be treated as an Inactive Employee hereunder and the parties shall reasonably cooperate to provide for the services of such Business Employee to be made available exclusively to Purchaser through an employee secondment, services or similar arrangement under which Purchaser shall be responsible for all the economic costs of such individual’s compensation and benefits (including reimbursement for any expenses incurred by such Business Employee, all applicable fees, Taxes and other amounts owed to third parties and all applicable social or national insurance contributions) for such service period until the applicable work permit, work visa, pass or other approval can be obtained; provided that Purchaser and the Seller shall, and shall cause their respective Affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit.

(l)          WARN.  Purchaser shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Transferred Employees, including providing any required notice under the WARN Act, with respect to events occurring on or after the Closing.  The Seller shall, and shall cause each of their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees, including providing any required notice under the WARN Act, with respect to events occurring prior to the Closing.  The Seller shall notify Purchaser as soon as possible, but in any event within two (2) Business Days later, in the event any action is taken by a Selling Entity prior to the Closing that reasonably could be expected to result in an Employment Loss (as defined in the WARN Act).

(m)          Employment Records.  To the extent permitted by Law, as of the Closing Date, the Seller shall provide to Purchaser and its Affiliates copies of all employment records for each Transferred Employee required to be provided to Purchaser and its Affiliates under applicable Law or as necessary for Purchaser to establish payroll systems or employee benefit plans as of the Closing Date.  The Seller shall also provide Purchaser and its Affiliates with documentation necessary to establish that each US Transferred Employee is eligible to work in the United States.  The Seller shall be permitted to retain copies of such employment records, except where prohibited by applicable Law.  Purchaser and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential; provided that Purchaser and its Affiliates shall indemnify and hold harmless the Seller Indemnitees from and against any statutory, common Law or other claims that arise from the use of such employment records other than for employment, compensation or termination-related purposes.

(n)          EU Directive.  To the extent applicable, the parties hereto acknowledge and agree that the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”) shall apply to the Transactions and that the contracts of employment or, and collective agreement relating to Automatic Transfer Employees shall be transferred to the Purchaser or its Affiliates pursuant to the Transfer Regulations with effect from the Closing Date.  The Seller and Purchaser shall take all such actions that may be necessary or required in order to cause the Transfer Regulations to apply to the Transactions and/or to enable Purchaser and its Affiliates and the Seller and its Affiliates to comply with their respective obligations, including but not limited to the obligation to inform, and consult (where applicable) under or in connection with the Transfer Regulations, and the Seller and Purchaser shall each refrain from taking any action that could cause the Transfer Regulations not to apply to the Transactions.  The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable.

(o)          Payroll Reporting.  In the United States, pursuant to IRS Revenue Procedure 2004-53, Purchaser and the Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Transferred Employee.

(p)          Communications.  Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of the Seller.

(q)          No Third-Party Beneficiary Rights.  This Section 7.06 is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of the Seller or any of its Affiliates or any Business Employee who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) (i) is intended to create or amend, or to require Purchaser or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (ii) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment.  No current or former employee of the Seller or any of its Affiliates or any Business Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, the Seller or any of its

Affiliates under this Section 7.06.  Notwithstanding anything herein to the contrary, nothing in this Agreement shall create any obligation on the part of Purchaser to continue the employment of any employee located in the U.S. for any definite period following the Closing Date, subject to Purchaser’s compliance with Section 7.06(c)(i).

(r)          Employee Data.  As soon as practicable following the date hereof and continuing through the Closing, the Seller shall, and shall cause it Affiliates and Representatives to, reasonably cooperate with Purchaser and its Affiliates in connection with the transfer of any WorkDay data of each Business Employee into Purchaser’s SAP system.

SECTION 7.07.          Post-Closing Access.

(a)          Purchaser agrees that it shall, and shall cause its Affiliates to, preserve and keep the books of accounts and financial and other Records held by it relating to the Business (including accountants’ work papers) for a period of seven (7) years from the Closing Date; provided that no later than ninety (90) days prior to the expiration of such seven (7) year period, the Seller may provide written notice to Purchaser of its intent to take ownership and possession of such Records (at the Seller’s sole expense) within sixty (60) days after the expiration of such period, in which event Purchaser shall not dispose of such Records.  If the Seller does not take ownership and possession of such Records within such sixty (60)-day period, Purchaser may proceed with the disposition of such Records.

(b)          After the Closing, for a period of seven (7) years or any longer period required by applicable Law, the Seller and Purchaser shall make, or cause to be made, all Records and other information and all employees and auditors, in each case, only to the extent relating to the Business (including by making them available for interviews, review of files or pleadings, preparation and provision of witness statements, depositions, interrogatories, testimony, investigation and preparation in connection with any negotiations, legal or arbitration Action) available to the other, at such times and places as may be reasonably required by such party upon reasonable advance notice, and at the sole expense of the requesting party, (i) in connection with any audit or investigation of, insurance claims by, Actions or disputes involving, or governmental investigations of, the Seller or Purchaser or any of their respective Affiliates, (ii) in order to enable the Seller or Purchaser to comply with its obligations under this Agreement, any of the other Transaction Documents and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to the Seller, Purchaser or any of their respective Affiliates, but excluding, in each case, any dispute between the Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, except as would be required by applicable civil process or applicable discovery rules; provided that the reviewing party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business or the Retained Businesses, as applicable; provided, further that no party shall be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so could (A) violate or prejudice the rights of its customers, (B) result in the disclosure of Trade Secrets or competitively sensitive or classified information to third parties, (C) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (D) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (E) be adverse to the interests of such party or any of its Affiliates in any pending or threatened Action, (F) expose such party or any of its Affiliates to risk of Liability for disclosure of sensitive or personal information or (G) reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures. In any such event, at the requesting party’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability or prohibited or inadvisable action; provided that (i) the disclosing party shall not be required to incur any costs or expenses in connection therewith and (ii) if the Seller is the disclosing party, the Seller may redact portions of any information provided pursuant to this Section 7.07(b) to the extent such portions relate exclusively to the Retained Businesses or the Excluded Assets. All requests for information made pursuant to this Section 7.07(b) shall be directed to the executive officer or other Person designated by the relevant disclosing party.

SECTION 7.08.          Fees and Expenses.  All fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

SECTION 7.09.          Intercompany Accounts; Affiliate Agreements.

(a)          Prior to the Closing, the Seller shall cause any amounts owed to or by any member of the Seller Group or Affiliate thereof, on the one hand, from or to the Business, on the other hand (other than pursuant to, or in accordance with, the Transaction Documents), to be canceled, settled or otherwise discharged without any further or continuing Liability on the part of the Business.

(b)          The Seller shall cause all Contracts primarily relating to the Business or pursuant to which the Business receives a material benefit or is subject to a material burden, in each case which are made solely between or among members of the Seller Group, or any Affiliate of the Seller Group (each, an “Affiliate Agreement”), and Contracts entered into after the date hereof that would be Affiliate Agreements if in effect as of the date hereof, other than any Transaction Document, to be settled or terminated with respect to the Business prior to the Closing without any further or continuing Liability on the part of Purchaser or any of its Affiliates.

SECTION 7.10.          Tax Matters.

(a)          Transfer Taxes.  Notwithstanding anything herein to the contrary, Purchaser shall pay (or otherwise bear) one hundred percent (100%) of any transfer, documentary, sales, use, value-added, stamp, registration and other similar Taxes or notarial fees incurred in connection with the transactions contemplated under this Agreement (collectively, “Transfer Taxes”); provided that if the Seller is required under applicable Law to pay any such Transfer Taxes, the Seller shall pay such Transfer Taxes and Purchaser shall promptly reimburse the Seller for such payment.  Purchaser shall prepare and file all Tax Returns required to be filed with respect to all Transfer Taxes. To the extent permitted by applicable Law, Purchaser and the Seller shall cooperate in taking reasonable steps to minimize any Transfer Taxes.

(b)          Straddle Periods.  For purposes of this Agreement, in the case of any Straddle Period: (i) the amount of Taxes based on or measured by income, sales, purchases, wages or receipts for any Pre-Closing Tax Period shall be computed based on an interim closing of the books as if the applicable taxable period ended as of the close of business on the Closing Date, and, in the case of any Taxes attributable to the ownership of any equity interest in any entity that is a partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable provision of applicable Tax Law), as if the Tax period of such entity ended as of the close of business on the Closing Date and (ii) the amount of Taxes not described in clause (i) for the Pre-Closing Tax Period shall be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in such Straddle Period.  For the avoidance of doubt, all property Taxes described in clause (ii) of the preceding sentence shall be prorated based on the period to which the Tax applies, without regard to the date of assessment.

(c)          Tax Cooperation.  The Seller and Purchaser shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate in connection with the filing of any Tax Return or the conduct of any Tax Action, in each case with respect to the Transferred Assets, the Business or Transfer Taxes, which cooperation shall include supplying any information in such Person’s possession that is reasonably requested in connection with any such Tax Return or Tax Action, provided that in no event (including pursuant to Section 7.07) shall the Seller be required to provide to any Person any Tax Return of a Seller Consolidated Group and neither Purchaser nor any of its Affiliates shall have any rights with respect to any Tax Action involving a Seller Consolidated Group.

SECTION 7.11.          Intellectual Property Matters.

(a)          For a period of up to six (6) months after the Closing Date, (i) the Seller shall provide to Purchaser the necessary information and execute or have executed and deliver such assignments, transfers, Consents and other documents and instruments as may be reasonably required to permit Purchaser at its expense to effect and perfect the transfer of the registrations of the Registered Intellectual Property included in the Transferred Intellectual Property and (ii) the Seller will reasonably cooperate with Purchaser in filing appropriate documents to cancel all “registered user” filings worldwide that are in favor of the Seller or its Affiliates if requested by Purchaser and required by the local patent, trademark, or copyright office to record the change of ownership of the Transferred Intellectual Property.  After such period, the Seller shall have no further obligation hereunder.

(b)          The Seller hereby grants to Purchaser and its Affiliates, on behalf of itself and the other applicable members of the Seller Group, permission to use the Trademarks owned by any member of the Seller Group and used in the Business as of the Closing Date (other than the Trademarks included in the Transferred Intellectual Property) except as set forth on Section 7.11(b) of the Disclosure Letter, solely to the extent that such Trademark appears on any Transferred Asset conveyed pursuant hereto (collectively, the “Seller Trademarked Items”) until the earlier of (i) the depletion of such Seller Trademarked Items or (ii) six (6) months from the

Closing Date (the “Expiration Period”). When the Expiration Period expires, Purchaser is responsible for the destruction and disposal of any remaining Seller Trademarked Items bearing the name or trademark of any member of the Seller Group then in Purchaser’s possession or returned to Purchaser after the Expiration Period.  Purchaser hereby agrees to indemnify the Seller Indemnitees from and against any and all Losses incurred or suffered in connection with or resulting from, such permitted use of Seller Trademarked Items in this Section 7.11(b).  After the Closing Date, the Seller and its Affiliates shall have no obligation to maintain or renew any Patents, Trademarks, Copyrights or domain names in the Transferred Intellectual Property.

(c)          Purchaser covenants that, except as set forth in Section 7.11(b), none of Purchaser or any of its Affiliates shall use the names, marks, domain names and logos set forth on Section 7.11(c) of the Disclosure Letter (the “Retained Marks”) or any name(s) similar thereto (or any derivations therefrom in any language) alone or together with other words, or logos, slogans, symbols or designs in any form, variation or manner in connection with any business that Purchaser or its Affiliates may thereafter conduct; provided, that nothing in this Section 7.11(c) shall prevent Purchaser from making any use of a Retained Mark (i) that would constitute “fair use” under applicable Laws; or (ii) in reference to the historical or factual relationship between and among Purchaser and its Affiliates, the Business and the Seller Group, in each case solely to the extent such use could not reasonably be construed as an indicator of source or endorsement by Purchaser or any of its Affiliates.

(d)          The Seller covenants that after the Closing Date it will not, and shall cause the other members of the Seller Group not to, use any of the Trademarks included in the Transferred Intellectual Property or any name(s) similar thereto (or any derivations therefrom in any language) alone or together with other words, or logos, slogans, symbols or designs in any form, variation or manner in connection with any business that the Seller Group may thereafter conduct; provided, that nothing in this Section 7.11(d) shall prevent a member of the Seller Group from making any use of a Trademark included in the Transferred Intellectual Property (i) that would constitute “fair use” under applicable Laws; or (ii) in reference to the historical or factual relationship between and among Purchaser and its Affiliates, the Business and the Seller Group, in each case solely to the extent such use could not reasonably be construed as an indicator of source or endorsement by Purchaser or any of its Affiliates.

(e)          The Seller hereby grants to Purchaser and its Affiliates, on behalf of itself and the other applicable members of the Seller Group, effective as of the Closing Date, a non-exclusive, perpetual, irrevocable, non-sublicensable (except as set forth in this Section 7.11(e)), worldwide, royalty-free and fully paid up license to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise commercially exploit products and services, and carry out processes, that incorporate any Intellectual Property (other than Trademarks or domain names, and other than the Transferred Intellectual Property and the Licensed Intellectual Property) owned or licensable by any member of the Seller Group and used in the Business as of the Closing Date (including Purchaser’s or its permitted successor’s natural extensions or evolutions thereof) (collectively, the “Licensed Retained IP”), solely in connection with the operation of the Business (including Purchaser’s or its permitted successor’s natural extensions and evolutions thereof), in the same or a substantially similar manner as used in the Business prior to the Closing Date.  Notwithstanding anything to the contrary in Section 11.08, Purchaser and its Affiliates may (i) assign such license in whole or in part in connection with a merger, consolidation, or sale of all, or substantially all, of the Business or any material portion of the assets of the Business (and will provide Purchaser with reasonable notice in writing of such assignment), and (ii) assume such license in bankruptcy. At all times from and after the Closing, Purchaser agrees that, on behalf of itself and its Affiliates, each member of the Purchaser Group will: (a) use commercially reasonable measures to protect the confidentiality of any Trade Secrets within the Licensed Retained IP and to prevent the unauthorized disclosure of any such Trade Secrets and (b) not permit the disclosure of any such Trade Secrets to any Person that is not subject to a written and enforceable confidentiality or non-disclosure obligation. Purchaser and its Affiliates may sublicense such license to its and their toll manufacturers and suppliers in connection with their providing services to the Business; provided, however, that the covenants and obligations in this Section 7.11(e) with respect to Trade Secrets included in the Licensed Retained IP shall apply to such sublicenses. The Seller hereby covenants not to bring any claim, suit or proceeding asserting any Licensed Retained IP against (x) any member of the Purchaser Group’s vendors, consultants and contractors, to the extent such Person has used such Licensed Retained IP solely in connection with its providing services to the Business and Seller has been notified in writing of the same, or (y) any member of the Purchaser Group’s distributors, customers and end-users, to the extent such Person has used such Licensed Retained IP solely in connection with the distribution, licensing, offering and sale by the Purchaser Group of the current and future products and services of the Business and Seller has been notified in writing of the same. Any license under Licensed Retained IP in effect as of the Closing Date and granted by any member of the Seller Group pursuant to a Transferred Contract to its vendors, consultants, contractors, toll manufacturers and suppliers (solely in connection with their providing services to the Business) or to its distributors, customers and end-users (solely in connection with the distribution, licensing, offering and sale of the current and future products and services of the Business) may remain in effect for the then-current duration of such license as of the Closing Date; provided, however, that the covenants and obligations in this Section 7.11(e) with respect to Trade Secrets included in the Licensed Retained IP shall apply to such pre-existing arrangements.

(f)          Purchaser hereby grants to each member of the Seller Group, on behalf of itself and its Affiliates, effective as of the Closing Date, a non-exclusive, perpetual, irrevocable, non-sublicensable (except as set forth in this Section 7.11(f)), worldwide, royalty-free and fully paid up license to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise commercially exploit products and services, and carry out processes, that incorporate (i) any Transferred Intellectual Property (other than Trademarks or domain names) owned by any member of the Seller Group and used by the Seller Group for the Retained Businesses as of the Closing Date (collectively, such Transferred Intellectual Property and the Patents referenced in the following subclause (ii), the “Licensed-Back IP”) and (ii) to the extent not included in the preceding subclause (i), any of the Patents set forth on Section 7.11(f) of the Disclosure Letter, in each case solely in connection with Seller Parent’s and its Subsidiaries’ operation of the Retained Businesses (including each member of Seller Group’s or its permitted successor’s natural extensions and evolutions thereof), in the same or a substantially similar manner as used by the Seller Group prior to the Closing Date or, with respect to the Patents set forth on Section 7.11(f) of the Disclosure Letter, in connection with the operation of the Retained Businesses (including each member of Seller Group’s or its permitted successor’s natural extensions and evolutions thereof) in any manner that does not interfere or compete with the Business.  Notwithstanding anything to the contrary in Section 11.08, each member of the Seller Group may (i) assign such license in whole or in part in connection with a merger, consolidation, or sale of all, or substantially all, of any business or any material portion of the assets of any business using such Transferred Intellectual Property (and will provide Purchaser with reasonable notice in writing of such assignment), and (ii) assume such license in bankruptcy.  At all times from and after the Closing, the Seller agrees that, on behalf of itself and its Affiliates, each member of the Seller Group will: (a) use commercially reasonable measures to protect the confidentiality of any Trade Secrets within the Licensed-Back IP and to prevent the unauthorized disclosure of any such Trade Secrets and (b) not permit the disclosure of any such Trade Secrets to any Person that is not subject to a written and enforceable confidentiality or non-disclosure obligation.  Each member of the Seller Group may sublicense such license to its toll manufacturers and suppliers in connection with their providing services to the Retained Businesses; provided, however, that the covenants and obligations in this Section 7.11(f) with respect to Trade Secrets included in the Licensed-Back IP shall apply to such sublicenses.  Purchaser hereby covenants not to bring any claim, suit or proceeding asserting any Licensed-Back IP against (x) any member of the Seller Group’s vendors, consultants and contractors, to the extent such Person has used such Licensed-Back IP solely in connection with its providing services to the Retained Businesses and Purchaser has been notified in writing of the same, or (y) any member of the Seller Group’s distributors, customers and end-users, to the extent such Person has used such Licensed-Back IP solely in connection with the distribution, licensing, offering and sale by the Seller Group of the current and future products and services of the Retained Businesses and Purchaser has been notified in writing of the same.  Any license under Licensed-Back IP in effect as of the Closing Date and granted by any member of the Seller Group to its vendors, consultants, contractors, toll manufacturers and suppliers (solely in connection with their providing services to the Retained Businesses) or to its distributors, customers and end-users (solely in connection with the distribution, licensing, offering and sale by the Seller Group of the current and future products and services of the Retained Businesses) may remain in effect for the then-current duration of such license as of the Closing Date; provided, however, that the covenants and obligations in this Section 7.11(f) with respect to Trade Secrets included in the Licensed-Back IP shall apply to such pre-existing arrangements.

SECTION 7.12.          Replacement of Seller Guarantees.  On or prior to the Closing, Purchaser shall use its reasonable best efforts to cause the replacement, effective as of the Closing, of all guarantees, letters of credit and bonds, other sureties and performance guarantees provided by the Seller, Seller Parent or any of their respective Affiliates in respect of the Business and the Transferred Assets, as set forth on Section 7.12 of the Disclosure Letter (the “Credit Support Items”); provided that if any Credit Support Item is not replaced effective as of the Closing, Purchaser shall use its reasonable best efforts to replace such Credit Support Item promptly after the Closing (and Purchaser shall have an ongoing obligation to use such efforts until each such Credit Support Item is replaced).  Purchaser and the Seller shall cooperate to obtain any necessary release in form reasonably acceptable to Purchaser and the Seller with respect to all Credit Support Items.  Purchaser shall indemnify the Seller Indemnitees against, and hold each of them harmless from any demand or draw upon, or withdrawal from, any and all Losses (including all out-of-pocket costs and expenses incurred by them to maintain any Credit Support Item after the Closing) arising after the Closing that are incurred or suffered by any Seller Indemnitee related to or arising out of any Credit Support Item, other than any Losses related to or arising out of the Seller’s or any of its Affiliates’ breach of any Credit Support Item.

SECTION 7.13.          Payments from Third Parties.  In the event that, (a) Purchaser or any of its Affiliates receive any payments constituting an Excluded Asset, Purchaser shall, or shall cause its applicable Affiliate to, promptly forward such funds to the Seller to the extent that they constitute an Excluded Asset and are the property of the Seller or its Affiliates hereunder; or (b) the Seller or any of its Affiliates receive any payments by a third-party constituting a Transferred Asset, the Seller shall, or shall cause its applicable Affiliate to, promptly reimburse Purchaser to the extent that they constitute a Transferred Asset and are the property of Purchaser or its Affiliates hereunder.  The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.14.          Further Assurances.

(a)          After the Closing Date, subject to the terms of this Agreement, each party shall, and shall cause its Subsidiaries to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by the other party in order to evidence or consummate the Transactions and comply with the terms of this Agreement and the other Transaction Documents. In furtherance of the foregoing, subject to Section 2.04, if after the Closing either Purchaser or the Seller becomes aware that any of the Transferred Assets has not been transferred to Purchaser or that any of the Excluded Assets has been transferred to Purchaser, it shall promptly notify the other party and the parties hereto shall, as soon as reasonably practicable, ensure that such property is transferred at the transferor’s expense with any necessary prior Consent, to: (i) Purchaser, in the case of any Transferred Asset which was not transferred at the Closing; or (ii) the Seller, in the case of any Excluded Asset which was transferred at the Closing.

(b)          If any Transferred Asset is damaged by fire or other casualty occurring following the date hereof and prior to the Closing, the parties shall nonetheless consummate the transactions in accordance with this Agreement, without any liability or obligation on the part of Seller or any Selling Entity by reason of such casualty.  The Seller shall or shall cause the applicable Selling Entity to, on the Closing Date, (i) assign and remit to Purchaser or the applicable Affiliate without representation, warranty or recourse, and Purchaser or the applicable Affiliate shall be entitled to receive and keep, the net proceeds of any award or other proceeds under any relevant insurance policy which may have been collected by the Seller or the applicable Selling Entity, as the case may be, as a result of such casualty less the reasonable expenses incurred by the Seller or the applicable Selling Entity in obtaining such award or proceeds and in actually repairing or restoring such Transferred Asset, or (ii) if no award or other proceeds shall have been collected, deliver to Purchaser or applicable Affiliate an assignment of the Seller’s or the Selling Entity’s, as applicable, right to any such award or other proceeds which may be payable to the Seller or the applicable Selling Entity as a result of such casualty without representation, warranty or recourse.

SECTION 7.15.          Ancillary Agreements.  At the Closing, Purchaser and the Seller shall enter into, execute and deliver the Ancillary Agreements, including (a) a Transition Services Agreement, substantially in the form of Exhibit G, by and between the Seller and Purchaser (in accordance with the principles set forth on Section 7.15(a) of the Disclosure Letter, the “Transition Services Agreement”) and (b)(i) a Manufacturing Services Agreement, by and between the Seller, as manufacturer, and Purchaser, as customer (the “Seller Tolling Agreement”) and (ii) a Manufacturing Services Agreement, by and between Purchaser, as manufacturer, and the Seller, as customer (the “Purchaser Tolling Agreement”), in each case for this clause (b) with respect to the production facilities set forth on Section 7.15(b) of the Disclosure Letter.  In furtherance of the foregoing, prior to the Closing Date, (1) the Seller and Purchaser shall, and shall cause their respective Affiliates and Representatives to, cooperate in connection with the implementation of a carveout SAP ERP eco-system for the Business and replication of necessary IT systems as soon as practicable and in accordance with the principles set forth on Section 7.15(a) of the Disclosure Letter, including (x) the Seller providing in the Seller’s data center the cloning for Purchaser of the Seller’s existing SAP ERP eco-system for the Business, (y) Purchaser arranging for the replication of that cloning in Purchaser’s data center and utilizing the Seller’s configuration and data clone so as to make Purchaser’s SAP ERP eco-system for the Business fully operational and (z) the Seller and Purchaser collaborating to ensure the knowledge transfers from the Seller to Purchaser in connection therewith, and (2) Purchaser and the Seller shall negotiate in good faith and mutually agree (x) the Transition Services Agreement service schedules in accordance with the principles set forth on Section 7.15(a) of the Disclosure Letter and (y) the Seller Tolling Agreement and the Purchaser Tolling Agreement in accordance with the terms and pricing methodologies set forth on Section 7.15(b) of the Disclosure Letter.

SECTION 7.16.          Correspondence.  From and after the Closing, (a) the Seller shall use commercially reasonable efforts to cause to be delivered promptly to Purchaser any mail or other communications received by any member of the Seller Group intended for the Business and (b) Purchaser shall use commercially reasonable efforts to cause to be delivered promptly to the Seller Group any mail or other communications received by Purchaser or any of its Affiliates intended for any member of the Seller Group or any Retained Businesses.  The provisions of this Section 7.16 are not intended to, and shall not be deemed to, constitute an authorization by any member of the Seller Group, Purchaser or their respective Subsidiaries to permit acceptance service of process on its behalf, and, from and after the Closing, none of the Seller Group, on the one hand, and Purchaser and its Subsidiaries, on the other hand, is or shall be deemed to be the agent of the other for service of process purposes.

SECTION 7.17.          Bulk Sale.  Purchaser hereby waives compliance by the Seller and any other member of the Seller Group with the provisions of any so called “bulk transfer laws” or similar Laws of any jurisdiction in connection with the Transactions.

SECTION 7.18.          R&W Insurance.  Purchaser may at its option obtain a buyer-side representations and warranties insurance policy naming Purchaser as an insured and providing coverage for certain Losses incurred by Purchaser and its Affiliates related to this Agreement (the “R&W Insurance Policy”).  Purchaser acknowledges and agrees that, notwithstanding anything to the contrary contained herein, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any Losses of Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of Purchaser and its Affiliates and its and their respective Representatives, successors and assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty of the Seller contained in this Agreement or the certificates delivered pursuant to Section 8.02, and none of such Persons nor any other Person (including any insurer under the R&W Insurance Policy) shall have any recourse against the Seller or any of its Affiliates with respect thereto.  The premium and retention and all other costs and expenses related to the R&W Insurance Policy shall be borne solely by Purchaser.  Purchaser shall cause the R&W Insurance Policy to exclude at all times any rights of subrogation against the Seller or any of its Affiliates under this Agreement, except in the case of fraud.  Purchaser agrees that, from and after the issuance of the R&W Insurance Policy, without the Seller’s prior written consent (which consent shall be in the sole and absolute discretion of the Seller), it will not amend, modify, terminate or waive any provision of the R&W Insurance Policy in any manner that would permit the insurer under the R&W Insurance Policy to be subrogated (except in the case of Fraud) or that would otherwise reasonably be expected to adversely impact the Seller or any of its Affiliates in any material respect.

SECTION 7.19.          Shared Contracts.

(a)          From the date hereof until the Closing, (i) Purchaser shall, with reasonable assistance from the Seller with respect thereto, identify each Shared Contract to which Purchaser desires for the Business to continue its commercial relationship with the counterparty to such Shared Contract and for such Shared Contract to be subject to the provisions of this Section 7.19 (each, a “Designated Shared Contract”) and (ii) Purchaser shall use, and shall cause its Affiliates to use, commercially reasonable efforts (and Seller shall in good faith cooperate with Purchaser and its Affiliates in such efforts) to negotiate with the counterparty to each Designated Shared Contract a new Contract with Purchaser or any designee of Purchaser in order for Purchaser or its designee to receive the rights and benefits and bear the burdens and obligations of such Designated Shared Contract relating to the Business (each such new Contract with Purchaser or any designee thereof, a “New Contract”), it being understood that a New Contract will not necessarily contain the same terms as the Shared Contract to which it relates, and no such New Contract shall take effect prior to the Closing; provided that no member of the Seller Group shall be required to (w) pay any consideration therefor, (x) commence, defend or participate in any Action, (y) offer or grant any accommodation (financial or otherwise) to any third party in connection therewith or (z) unreasonably interfere with any  customer relationship of the Seller or any of its Affiliates.

(b)          If, prior to the Closing Date, Purchaser is unable, with respect to any Designated Shared Contract, to obtain a New Contract in respect of such Designated Shared Contract, then for a period of six (6) months following the Closing Date: (i) Purchaser shall continue to use commercially reasonable efforts to cause the counterparty to such Designated Shared Contract to enter into such a New Contract and (ii) until the earlier of the expiration of such six (6) month period and such time as such a New Contract is executed, Purchaser and the Seller shall use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both parties (such arrangement complying with this Section 7.19(b), a “Designated Shared Contract Arrangement”) under which the Seller would, in compliance with applicable Law, provide Purchaser or its Affiliates with the rights, benefits, burden and obligations of such Designated Shared Contract relating to the Business such that Purchaser would be placed in a substantially similar position as if such a New Contract had been executed.  In furtherance of the foregoing, (A) Purchaser shall, or shall cause a designee to, promptly pay, perform or discharge when due any Liability arising under any Designated Shared Contract from and after the Closing Date to the extent that such Liability relates to rights and benefits under such Designated Shared Contract that Purchaser or its designee receives pursuant to the immediately preceding sentence and (B) the Seller shall hold in trust for and pay to Purchaser (or its designee) all income, proceeds and other consideration received by the Seller or any of its Affiliates to the extent related to such Designated Shared Contract in connection with any such Designated Shared Contract Arrangement.  Purchaser shall indemnify and hold harmless each member of the Seller Group, their Affiliates and their respective Representatives from and against any and all Losses arising out of or relating to any Designated Shared Contract held by such Person for the benefit of Purchaser or its Affiliates pursuant to and arising during the term of any related Designated Shared Contract Arrangement.

(c)          Notwithstanding anything to the contrary in this Agreement, (i) neither Purchaser nor any member of the Seller Group shall have any obligation under this Section 7.19 following the date that is six (6) months after the Closing Date, and (ii) neither Purchaser nor any member of the Seller Group shall be required to make any expenditure or incur or assume any Liability of the other party or the other party’s Affiliates in connection with any such activities described in this Section 7.19, unless reimbursed or fully indemnified by such other party for the full amount of any such expenditure or Liability (it being understood that, for the avoidance of doubt, that such reimbursement or indemnification shall not extend the parties’ obligations under this Section 7.19 beyond six (6) months after the Closing Date).  Each party acknowledges that the other party and its Affiliates shall not have any Liability or obligation with respect to any New Contract or failure to obtain any New Contract if such other party complies with its obligations under this Section 7.19.

(d)          Notwithstanding anything to the contrary in this Agreement, the Seller shall have no obligation under this Section 7.19 with respect to Corporate Overhead Contracts and shall have no obligation to cause or use commercially reasonable efforts to cause the counterparty to any Corporate Overhead Contract to enter into New Contract with Purchaser or any designee of Purchaser, or assign or novate in whole or in part to Purchaser or any designee of Purchaser the rights, benefits, burdens and obligations under such Corporate Overhead

Contract relating to the Business or to enter into any subcontracting, sublicensing, subleasing or other arrangements with respect to Corporate Overhead Contracts.

SECTION 7.20.          Non-Competition; No Solicitation; No Hire.

(a)          The Seller agrees that, from and after the Closing until the three (3) year anniversary of the Closing Date (the “Restricted Period”), neither it nor any of its controlled Affiliates shall, directly or indirectly, engage or be interested in, or consult with or render services for any business, enterprise or other entity that competes, directly or indirectly, with the Business anywhere in the world (a “Competing Business”).  For this purpose, a Person shall be deemed to be directly or indirectly interested in a business, activity or entity if it is engaged or participates in that business, activity or entity as an owner, investor or equity holder but not if its interest is limited solely to the ownership as a passive investment of two percent (2%) or less of any class of the equity or debt securities of a corporation whose shares are traded on any national securities exchange.  Notwithstanding the foregoing, (i) if the Seller or any of its controlled Affiliates acquires a direct or indirect interest in any Person whose business (“Acquired Business”) includes the conduct of a Competing Business, neither the acquisition nor the subsequent ownership or operation of the Acquired Business during the Restricted Period shall constitute a breach of this Section 7.20(a) if, (A) the portion of the Acquired Business that is conducting a Competing Business represents less than thirty-five percent (35%) of the net sales of the Acquired Business for the trailing twelve (12) month period ending as of the date of such acquisition, or (B) the portion of the Acquired Business that is conducting a competing Business represents more than threshold set forth in clause (A) above, and, commencing promptly after such acquisition, such Seller or Affiliate uses commercially reasonable efforts to divest such competing business, enterprise or entity and completes such divestiture within twelve (12) months after its acquisition of the Acquired Business; and (ii) this Section 7.20(a) shall terminate upon the consummation of a Change of Control.

(b)          The Seller agrees that, from and after the Closing until the two (2) year anniversary of the Closing Date, neither it nor any of its controlled Affiliates shall, directly or indirectly, employ, hire, engage, recruit or solicit for employment or engagement or induce or attempt to induce to leave the employ of Purchaser or its Affiliates any Transferred Employee (whether as an employee, consultant or temporary employee); provided that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters or search firms (provided that, in any such case, the soliciting party did not instruct such publication, headhunter or firm to target the Transferred Employees), or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by Purchaser or any of its Affiliates three (3) months prior to commencement of discussions with the soliciting party, or (iii) any other employee who voluntarily resigned their employment with Purchaser or any of its Affiliates more than six (6) months prior to such employment, hiring, engagement, recruitment, solicitation or inducement.

(c)          Purchaser agrees that, from and after the Closing until the two (2) year anniversary of the Closing Date, neither it nor any of its controlled Affiliates shall, directly or indirectly, employ, hire, engage, recruit or solicit for employment or engagement or induce or attempt to induce to leave the employ of the Seller Group any employee of the Seller Group as of the Closing Date (whether as an employee, consultant or temporary employee) where a Transferred Employee has any direct or indirect role in any of the foregoing, whether by (x) identifying or introducing Purchaser or such Affiliate to such employee, (y) opining on or confirming information related to such employee or (z) directing or encouraging others to take any actions; provided, that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters or search firms (provided that, in any such case, the soliciting party did not instruct such publication, headhunter or firm to target the employees of the Seller Group), or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by a member of the Seller Group or any of its Affiliates three (3) months prior to commencement of discussions with the soliciting party, or (iii) any other employee who voluntarily resigned their employment with the Seller Group or any of its Affiliates more than six (6) months prior to such employment, hiring, engagement, recruitment, solicitation or inducement.

(d)          The Seller recognizes that the territorial, time and scope limitations set forth in this Section 7.20 are reasonable and are properly required to protect Purchaser’s substantial investment hereunder and for the protection of Purchaser’s legitimate interest in client relationships, goodwill and Trade Secrets of the Transferred Assets and the Business, and that such limitations would not impose any undue burden upon the Seller and its Affiliates.  In the event that any such territorial, time or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, each of Purchaser and the Seller agrees, on behalf of itself and its respective Affiliates, and each of Purchaser and the Seller submits, on behalf of itself and its respective Affiliates, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable or enforceable under the circumstances.  If such partial enforcement is not possible in such jurisdiction, the provision shall be deemed severed as to such jurisdiction and the remaining provisions of this Agreement shall remain in full force and effect.

(e)          The Seller, on behalf of itself and its Affiliates, acknowledges and agrees that the covenants set forth in this Section 7.20 are reasonable and necessary for the protection of Purchaser’s business interests, that irreparable injury will result to Purchaser if the Seller or any of its Affiliates breaches any of the terms of this Section 7.20, and that in the event of the Seller’s or its Affiliates’ breach of any of the provisions contained in this Section 7.20, Purchaser will have no adequate remedy at law.  The Seller accordingly agrees, on behalf of itself and its Affiliates, that in the event of any breach by it or any of its Affiliates of any of the provisions contained in this Section 7.20, Purchaser shall be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction without proof of damages or posting a bond. Nothing contained herein shall be construed as prohibiting Purchaser from pursuing any other remedies available to it for such breach, including the recovery of any damages which it is able to prove.

SECTION 7.21.          Exclusive Dealing.  Prior to the Closing, the Seller shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, take or continue any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect to an Acquisition Proposal or engage in substantive discussions or negotiations, or enter into any agreements with any Person with respect to an Acquisition Proposal.

SECTION 7.22.          Real Estate Matters.  The Seller shall, and shall cause the relevant members of the Seller Group to, reasonably cooperate with Purchaser (at the request and sole expense of Purchaser) in obtaining, in the event Purchaser elects to obtain, (a) new owner’s title insurance policies (or bring-downs of or endorsements to any of the existing title insurance policies, if available) from a nationally recognized title company selected by Purchaser, dated as of a date reasonably proximate to the Closing Date, in amounts reasonably determined by Purchaser, insuring the Purchaser’s fee simple title to each (or any) of the Transferred Owned Real Properties, free and clear of any Liens, other than Permitted Liens, and (b) surveys of any of the Transferred Owned Real Properties, whether ALTA or otherwise (or updates to existing surveys, if available) from one or more licensed surveyors selected by Purchaser, sufficient to allow the title company to remove the “survey exception” from each of the title policies referenced in clause (a) above, dated as of a date reasonably proximate to the Closing Date and certified to Purchaser and the title company.  The Seller agrees that any such cooperation will include using commercially reasonable efforts to deliver customary and reasonable owner’s affidavits required by the title company, in form and substance reasonably satisfactory to the Seller, and the granting of access to the applicable Transferred Owned Real Properties by the above-referenced surveyor(s) at reasonable times, upon reasonable notice and subject to reasonable limitations. Purchaser shall be solely responsible for the cost and expense of the title policies, the surveys and any related service under this Section 7.22.

SECTION 7.23.          Specific Environmental Matters.

(a)          Purchaser acknowledges (i) receipt of a copy of an Administrative Order on Consent (Docket No. 5-RCRA-97-006), dated October 26, 1998 and effective November 30, 1998, entered into by the U.S. Environmental Protection Agency (“USEPA”) and Ashland Chemical Company (a division of Ashland Inc., to which the Seller is the successor-by-conversion) relating to the real property at 142nd and Paxton Avenue, Calumet City, IL, which real property includes the portion purchased circa 1997 from the Fina Oil and Chemical Company (the “Calumet City Facility”) (together, the “Calumet City AOC”) and (ii) that the Calumet City Facility constitutes a Transferred Asset under Section 2.02(a).

(b)          Purchaser and the members of the Seller Group will cooperate, and cause their Affiliates to cooperate, using their respective reasonable best efforts, (i) between the date hereof and the Closing Date, to seek consent from USEPA to modify the Calumet City AOC in order (A) to assign or transfer the benefits, rights, obligations and responsibilities of Ashland Chemical Company, as set forth in the Calumet City AOC and any prior modification thereof, to Purchaser or, if consent for such assignment or transfer is not permitted by USEPA, to add Purchaser as an additional party to the Calumet City AOC and (B) if permitted by USEPA, to release Ashland Chemical Company from any responsibility or obligation under the Calumet City AOC and (ii) as promptly as reasonably practicable following the Closing, to obtain such written consent and to take any and all actions to effectuate any such assignment, transfer, release or other modification for which consent is obtained from USEPA, including executing any related agreements or orders with USEPA, modifying, amending or obtaining any Resource Conservation and Recovery Act (“RCRA”) permit that may be applicable at the Calumet City Facility or otherwise required for Purchaser to comply with the terms of the Calumet City AOC and, consistent with the obligations in Section 7.12, assisting Purchaser in replacing or substituting any Credit Support Items for the Calumet City Facility; provided that, neither Purchaser nor any member of the Seller Group will be required to pay any consideration or make any other concession (financial or otherwise) to USEPA in connection with such assignment, transfer, release or other modification unless expressly consented to in writing by such party.

(c)          For the avoidance of doubt, regardless of whether or not consent is obtained from USEPA for any assignment, transfer or modification of the Calumet City AOC as contemplated by Section 7.23(b), it is the parties’ express intent that Purchaser will nevertheless assume all obligations and responsibilities of Ashland Chemical Company under the Calumet City AOC for the Calumet City Facility, and indemnify the Seller Indemnitees for Losses relating to the Calumet City Facility, as provided in Section 2.03(a)(v) and Section 10.02(a).

(d)          Purchaser acknowledges (i) receipt of a copy of a Purchase Agreement, dated June 6, 2008, between Air Products and Chemicals, Inc. (“Air Products”) and Ashland LLC (as successor-by-conversion to Ashland Inc.) pursuant to which Ashland LLC acquired, among other things, the real property at 410 and 415 Old Peltzer Road, Piedmont, SC (the “Piedmont Facility”), that provides, among other things, for certain benefits, rights, responsibilities and obligations between Air Products and Ashland LLC with respect to environmental remediation and other environmental matters concerning the Piedmont Facility (the “2008 Purchase Agreement”) and (ii) that the Piedmont Facility constitutes a Transferred Asset under Section 2.02(a).

(e)          Purchaser and the members of the Seller Group will cooperate, and cause their Affiliates to cooperate, using their respective reasonable best efforts, (i) between the date hereof and the Closing Date, to seek consent from Air Products (A) to assign or transfer the benefits, rights, obligations and responsibilities of Ashland LLC, as set forth in the 2008 Purchase Agreement, relating to the Business or the Transferred Real Property, to Purchaser and (B) for Ashland LLC to retain any and all benefits, rights, responsibilities and obligations under the 2008 Purchase Agreement not contemplated to be assigned or transferred under (A) hereunder, specifically, those benefits, rights, responsibilities and obligations that do not relate to the Business or a Transferred Asset, and (ii) as promptly as reasonably practicable following the Closing, to obtain such written consent and to take any and all actions to effectuate any such assignment and transfer for which consent is obtained from Air Products; provided that, neither Purchaser nor any member of the Seller Group will be required to pay any consideration or make any other concession (financial or otherwise) to Air Products in connection with such assignment and transfer, unless expressly consented to in writing by such party.  The obligations and responsibilities of Ashland LLC not assigned or transferred to Purchaser, as set forth in Section 7.23(e)(i)(B) above, shall be deemed to be Excluded Liabilities under Section 2.03(b).  Notwithstanding anything to the contrary in the foregoing, nothing in this Section 7.23(e) is intended to modify or amend the allocation of liabilities between Purchaser and any member of the Seller Group as set forth in Section 2.03.

(f)          If any consent for assignment or transfer of Ashland LLC’s benefits, rights, obligations and responsibilities under the 2008 Purchase Agreement as contemplated by Section 7.23(e) is not obtained from Air Products, then the Seller and Purchaser will negotiate in good faith to implement any reasonable and lawful arrangement such that the Seller will provide to Purchaser the benefits of the 2008 Purchase Agreement relating to the Business or the Transferred Real Property and Purchaser will comply with the obligations and responsibilities, each as set forth in the 2008 Purchase Agreement, and each party will assume or retain, as the case may be, and perform and indemnify the other from and against the liabilities and obligations under the 2008 Purchase Agreement on a basis such that the parties would be placed in a substantially similar position as if such consent for the assignment or transfer of Ashland LLC’s benefits, rights, obligations and responsibilities to Purchaser under the 2008 Purchase Agreement had been obtained from Air Products.

ARTICLE VIII

Conditions to Closing

SECTION 8.01.          Conditions to Each Party’s Obligations to Effect the Closing.  The respective obligations of each party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a)          Legal Prohibition.  No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Judgment issued by a court or other Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect, in each case having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b)          Governmental Approvals.  (i) The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) the Consents of any other Governmental Authorities set forth in Section 8.01(b) of the Disclosure Letter shall have been received and shall be in full force and effect.

SECTION 8.02.          Additional Conditions to Obligations of Purchaser.  The obligations of Purchaser to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by Purchaser on or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties of the Seller.  (i) The Seller Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or words of similar import set forth therein), in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Seller contained in Section 4.07(b) shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date, and (iii) all other representations and warranties of the Seller contained in Article IV shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or words of similar import set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect.  Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

(b)          Performance of Obligations.  The Seller shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date.  Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

SECTION 8.03.          Conditions to Obligations of the Seller.  The obligations of the Seller to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Seller on or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties of Purchaser.  (i) The Purchaser Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “prevent, materially delay or impair” or words of similar import set forth therein), in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of Purchaser contained in Article V shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “prevent, materially delay or impair” or words of similar import set forth therein) would not, individually or in the aggregate, prevent, materially delay or impair the ability of any Purchaser Entity to perform its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party or consummate the Transactions on a timely basis.  The Seller shall have received a certificate signed on Purchaser’s behalf by a duly authorized officer of Purchaser to such effect, dated as of the Closing Date.

(b)          Performance of Obligations of Purchaser.  Purchaser shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  The Seller shall have received a certificate signed on Purchaser’s behalf by a duly authorized officer of Purchaser to such effect, dated as of the Closing Date.

SECTION 8.04.          Frustration of Closing Conditions.  Neither Purchaser, on the one hand, nor the Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Person’s failure to act in good faith or to use its efforts to cause the Closing to occur to the extent set forth in this Agreement, including as required by Section 7.01.

ARTICLE IX

Termination

SECTION 9.01.          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of the Seller and Purchaser;

(b)          by the Seller or Purchaser, by written notice to the other:

    (i)          if the Closing shall not have occurred on or before March 31, 2022 (the “Termination Date”); provided that if on March 31, 2022 the conditions to Closing set forth in any or all of Section 8.01(a) or Section 8.01(b) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date), then the Termination Date shall be automatically extended to December 31, 2022; provided, further, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of the failure of the Closing to occur on or before the Termination Date; or

    (ii)          if any Governmental Authority of competent jurisdiction has issued a Judgment permanently enjoining, restraining or otherwise preventing or making illegal the consummation of the Transactions and such Judgment shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of the issuance of such Judgment;

(c)          by Purchaser, if the Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.02(a) or 8.02(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Seller shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by the Seller of written notice of such breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and thereafter be continuing such good faith efforts; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 8.03(a) or 8.03(b);

(d)          by the Seller, if Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.03(a) or 8.03(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, Purchaser shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by Purchaser of written notice of such breach or failure to perform from the Seller stating the Seller’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and thereafter be continuing such good faith efforts; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Seller is then in breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 8.02(a) or 8.02(b); or

(e)          by the Seller, if (i) the conditions set forth in Section 8.01 and 8.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions are then capable of being satisfied on the Closing Date), (ii) the Seller has irrevocably confirmed to Purchaser that all conditions set forth in Section 8.03 have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date) or that it is willing to waive any unsatisfied conditions in Section 8.03 and (iii) the Closing shall not have been consummated on the later of (A) the date the Closing is required to have occurred pursuant to Section 3.01 and (B) the second (2nd) Business Day following the delivery of such notice; provided that notwithstanding anything in Section 8.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.01(b)(i) during the two (2) Business Day period following the delivery of the notice referred to in clause (ii) of this Section 9.01(e).

The party seeking to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party in accordance with Section 11.01, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

SECTION 9.02.          Effect of Termination.  In the event of termination of this Agreement by either the Seller or Purchaser as provided in Section 9.01 then this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of any party or their respective Representatives, other than the first sentence of Section 7.03(b), this Section 9.02 and Article XI and the Confidentiality Agreement, all of which shall survive such termination; provided that such termination shall not relieve any party or their respective Representatives from any Liability or obligation to the other party to the extent that such termination results from (a) a Willful Breach or (b) Fraud.  Nothing in this Section 9.02 shall be deemed to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 9.03.          No Survival.  The parties hereto, intending to modify any applicable statute of limitations, agree that (a) representations and warranties in this Agreement and in any other Transaction Document shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, any party or any of its Affiliates in respect thereof, including any breach thereof, and (b) after the Closing, there shall be no Liability on the part of, nor shall any claim be made by, any party or any of its Affiliates in respect of any covenant or agreement to be performed at or prior to the Closing (other than to the extent such Liability or claim arises out of an indemnity expressly provided in such covenant or agreement), in each case, other than, and solely in the case of, Fraud.  All covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing (including indemnification obligations) or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms.  After the Closing, no party may bring any Action seeking to rescind the Transactions or this Agreement, whether based on Fraud, knowing or intentional misconduct, gross negligence, negligence, breach of contract, breach of statute, tort or otherwise.

ARTICLE X

Indemnification

SECTION 10.01.          Indemnification by the Seller.  From and after the Closing Date, the Seller shall indemnify, defend and hold harmless Purchaser and each of its Affiliates and their respective Representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a)          any Excluded Liabilities;

(b)          any Excluded Assets; and

(c)          any breach of any covenant or agreement of the Seller hereunder (in each case during the period such covenant or agreement survives) that by its terms contemplates performance thereof following the Closing (including indemnification obligations) or otherwise expressly by its terms survive the Closing.

SECTION 10.02.          Indemnification by Purchaser.  From and after the Closing Date, Purchaser shall indemnify, defend and hold harmless the Seller and each of its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a)          any Assumed Liabilities;

(b)          any Transferred Assets;

(c)          any Credit Support Item; and

(d)          any breach of any covenant or agreement of Purchaser hereunder (in each case during the period such covenant or agreement survives) that by its terms contemplates performance thereof following the Closing (including indemnification obligations) or otherwise expressly by its terms survive the Closing.

SECTION 10.03.          Indemnification Procedures.

(a)          Procedures Relating to Indemnification of Third Party Claims.

       (i)          If any party hereto (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 10.01 or 10.02, as applicable (a “Third Party Claim”), and such Indemnified Party intends to seek indemnification pursuant to this Article X, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall have the right, by giving written notice delivered to the Indemnified Party within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party, at its own expense, and reasonably satisfactory to the Indemnified Party.

    (ii)         So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (A) the Indemnifying Party shall vigorously defend or prosecute the Third Party Claim, (B) the Indemnified Party may retain separate co‑counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in, and be consulted on, the defense of the Third Party Claim (subject to the Indemnifying Party’s right to control such defense), (C) the Indemnified Party shall not file any papers or consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (D) the Indemnifying Party shall not compromise, discharge or otherwise enter into any Judgment or settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), other than, a compromise, discharge, Judgment or settlement that, by its express terms, (1) is on exclusively monetary terms with such monetary amounts paid by the Indemnifying Party concurrently with the effectiveness of the compromise, discharge, Judgment or settlement, (2) does not involve any finding or admission of violation of Law or admission of wrongdoing by the Indemnified Party, (3) provides in customary form, an unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such Third Party Claim, and (4) obligates the Indemnifying Party to pay the full amount of the Losses in connection with such Third Party Claim and the Indemnifying Party has the financial ability to pay the full amount of such Losses.  In the event that the Indemnified Party determines in good faith that a conflict of interest exists in respect of a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in its participation in the defense of the Third Party Claim, and the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party.

    (iii)        Notwithstanding the foregoing in this Section 10.03(a) (including if such notice contemplated by Section 10.03(a)(i) is timely given), the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if (A) the Indemnifying Party shall not vigorously defend or prosecute the Third Party Claim, or (B) the Third Party Claim (1) seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages, (2) seeks a finding or admission of a violation of Law (including any Third Party Claim seeking to impose criminal fines, penalties or sanctions) or any Judgment of a Governmental Authority against the Indemnified Party or (3) if a Seller Indemnitee is entitled to indemnification, such claim primarily relates to the Retained Businesses.

    (iv)        Each party shall use commercially reasonable efforts to mitigate Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties hereto shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto, including those employees necessary to assist in the investigation, defense and resolution of the Third Party Claim, subject, where deemed reasonably necessary by the disclosing party, to the entry into customary joint defense agreements and similar arrangements to protect information subject to attorney work product protection, attorney client privilege or other established legal privilege.  Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any Judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent (which, if the Indemnifying Party has not assumed the defense of such Third Party Claim in accordance herewith, shall not be unreasonably withheld, conditioned or delayed).

(b)          Procedures for Non-Third Party Claims.  The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnification pursuant hereto.  The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is materially prejudiced thereby.  The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnification by the Indemnified Party and in otherwise resolving such matters.  Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. Each party shall use commercially reasonable efforts to mitigate Losses from such claims.  If not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 11.09.

SECTION 10.04.          Calculation of Indemnity Payments.  The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the Indemnified Party under insurance policies (other than self-insurance programs) with respect to such Loss (net of the deductible for such policies, costs of enforcement and reasonable associated costs and expenses).  The amount of any Loss arising out of any item included as a Current Liability in calculating Closing Working Capital (as finally determined pursuant to Section 2.09), if any, shall be calculated net of the amount so included.

SECTION 10.05.          Additional Matters.  In no event shall an Indemnifying Party be liable for Losses that are in the nature of punitive or exemplary damages, whether based on contract, tort, strict liability, other Law or otherwise, except to the extent that such damages are actually payable by the Indemnified Party in connection with a Third Party Claim.

SECTION 10.06.          Adjustment to Purchase Price.  Any payment under this Article X shall be treated as an adjustment to the Purchase Price for all applicable Tax purposes, except as otherwise required pursuant to a final determination (within the meaning of Section 1313(a) of the Code) or similar determination under applicable state, local or non-U.S. Tax Law.

SECTION 10.07.          Sole and Exclusive Remedy.  The Seller and Purchaser acknowledge and agree that, following the Closing, except to the extent expressly set forth in Section 2.09(e), or Transition Services Agreement, the Seller Tolling Agreement or the Purchaser Tolling Agreement or for claims based on Fraud, the Seller Indemnitees’ and the Purchaser Indemnitees’ sole and exclusive monetary remedy with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities or the Excluded Liabilities (including, inter alia, any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or other Environmental Law) shall be pursuant to the provisions set forth in this Article X.  Nothing in this Section 10.07 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.09.

ARTICLE XI

Miscellaneous

SECTION 11.01.          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3)

calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

If to Purchaser:

Arkema
420, rue d’Estienne d’Orves
92700 Colombes, France
Attention:      Jérôme Gandon, Group General Counsel
E-mail:          jerome.gandon@arkema.com

Copy to (such copy not to constitute notice):

Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
Attention:      Ronald R. Papa
                      Simon J. Sharpe
E-mail:          rpapa@proskauer.com
                      ssharpe@proskauer.com

If to the Seller:

c/o Ashland Global Holdings Inc.
8145 Blazer Drive
Wilmington, DE 19808
Attention:      General Counsel
E-mail:          corporate_law@ashland.com

Copy to (such copy not to constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:      Thomas E. Dunn
                      Allison M. Wein
E-mail:          tdunn@cravath.com
                      awein@cravath.com

SECTION 11.02.          Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each party.

SECTION 11.03.          Extension; Waiver.  At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 11.04.          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent permitted by applicable Law.

SECTION 11.05.          Counterparts.  This Agreement may be executed in two or more counterparts (including by digital or other electronic means), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.  Any copy of this Agreement made by reliable means (e.g., photocopy or facsimile) is considered an original.

SECTION 11.06.          Entire Agreement; Third-Party Beneficiaries.  This Agreement, together with the other Transaction Documents and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for this Section 11.06 and as provided in this clause (b), is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 11.10 shall have the right to enforce their respective rights under Section 11.10, (ii) from and after the Closing, the Purchaser Indemnitees and the Seller Indemnitees shall be third-party beneficiaries of Article X and, in the case of the Seller Indemnitees, and each shall have the right to enforce their respective rights thereunder, and (iii) each Existing Counsel is a third-party beneficiary of Section 11.11 and shall have the right to enforce its rights thereunder.

SECTION 11.07.          Governing Law.  This Agreement, and all matters, claims or causes of action (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 11.08.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be null and void.  This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.  Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned, in whole or in part, (a) by the Seller without consent by Purchaser to (i) any of its Affiliates, (ii) any subsequent acquirer of Purchaser, the Business or all or substantially all of Purchaser’s assets or (iii) for collateral security purposes to any Persons providing financing to Purchaser pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing); or (b) by Purchaser without consent by the Seller to any of its Affiliates that are incorporated or formed under the Laws of any U.S. state; provided that no such assignment, in each case of clauses (a) and (b), shall affect or relieve the assignor of its obligations and other Liabilities under this Agreement.

SECTION 11.09.          Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, and that the provisions set forth in Section 9.02 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement.  The right of specific enforcement is an integral part of the Transactions and without that right, neither the Seller nor Purchaser would have entered into this Agreement.  Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.

(b)          Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and any state or federal court within the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States sitting in the State of Delaware, and the appellate courts thereof, (iv) UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY

RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 11.01.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware.  The parties hereto agree that a final Judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 11.10.          No Recourse Against Nonparty Affiliates.  Claims, causes of action or Liabilities (whether in Contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution, or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement or in the applicable Transaction Document (“Contracting Parties”), and then only with respect to the specific obligations set forth herein (with respect to the parties identified in the preamble to this Agreement) or therein (with respect to the parties to such Transaction Document).  No Person who is not a Contracting Party, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, stockholder, affiliate, agent, attorney, or Representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such claims, causes of action and Liabilities against any such Nonparty Affiliates.  Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Transaction Document.

SECTION 11.11.          Legal Representation.

(a)          Each of the parties to this Agreement acknowledges and agrees that each of Cravath, Swaine & Moore LLP and Squire Patton Boggs (US) LLP (“Existing Counsel”) have acted as counsel for the Seller and may have acted as counsel for their Affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b)          Each of the parties to this Agreement acknowledges and agrees that all confidential communications between a member of the Seller Group or any of their respective Affiliates, on the one hand, and any Existing Counsel or internal counsel of the Seller Group or any of its Affiliates, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its Affiliates, and shall not pass to or be claimed, held, or used by Purchaser or any of its Affiliates upon or after the Closing.  Accordingly, Purchaser shall not have access to any such communications, or to the files of any Existing Counsel or such internal counsel relating to the Acquisition Engagement, whether or not the Closing occurs.  Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of any Existing Counsel or such internal counsel in respect of the Acquisition Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or any of its Affiliates.  If and to the extent that, at any time subsequent to Closing, Purchaser or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between a member of the Seller Group and Existing Counsel or such internal counsel that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its Affiliates shall be entitled to waive such privilege only with the prior written consent of the Seller.

(c)          Each of the parties to this Agreement acknowledges and agrees that any Existing Counsel may continue to represent the Seller or any of its Affiliates in future matters.  Accordingly, Purchaser, on behalf of itself and its Affiliates expressly:  (i) consents to each Existing Counsel’s representation of the Seller and any of its Affiliates in any matter, including any post-Closing matter in which the interests of Purchaser or any of its Affiliates, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised the Seller or any of its Affiliates; and (ii) consents to the disclosure by each Existing Counsel to the Seller or any of its Affiliates of any information learned by such Existing Counsel in the course of its representation of the Seller or any of its Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or such Existing Counsel’s duty of confidentiality.

(d)          Purchaser, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against any Existing Counsel in respect of legal services provided to or on behalf of the Business by such Existing Counsel in connection with the Acquisition Engagement.

(e)          Purchaser and its Affiliates that acquire the Transferred Assets shall not have any attorney-client relationship with any Existing Counsel from and after the Closing, unless and to the extent such Existing Counsel is specifically engaged in writing by Purchaser to represent such entity after the Closing.  Any such representation by such Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f)          Purchaser and the Seller consent to the arrangements in this Section 11.11 and agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 11.11 and not to take or cause their respective Affiliates to take positions contrary to the intent of this Section 11.11.  Purchaser and the Seller further agree that each Existing Counsel is a third-party beneficiary of this Section 11.11.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ARKEMA,

By	/s/ Bernard Boyer
	Name:	Bernard Boyer
	Title:	Executive Vice President Strategy

[Signature Page to Purchase and Sale Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ASHLAND LLC,

By	/s/ Guillermo Novo
	Name:	Guillermo Novo
	Title:	Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]